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07027042

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Johnnies Communications

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2007
THOMSON FINANCIAL

FILE NO. 82- 02784 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/2/07



Johnnic
communications

Annual report 2007

The group's illustrious brands are part of South Africa's history and everyday life

Books and Maps



Navigator
ROUTE PLANNER

- New Holland
- MapStudio
- Struik
- Struik Christian Books — *Changing Lives*
- Zebra
- Oshun
- Two Dogs
- Afrika Book Distributors
- mapit
- Lovell Johns

Home Entertainment



- Nu Metro *Home Entertainment*
- Nu Metro *Interactive*

Africa



- Nu Metro media store

Music



- Gallo Music Group
- Gallo Record Company
- Gallo Music Publishers
- Downtown Studios

Distribution, Manufacturing and Support Services

- Nu Metro Film Distribution
- Entertainment Logistics Services
- CDT Compact Disc Technologies

Joint Ventures and Associates

- mnet — We call it Magic
- SuperSport
- The Caxton and CTP Group

johnnic communications

Media



Sunday Times
The Times
Sowetan
Sunday World
The Herald
Daily Dispatch
Weekend Post
Business Day – news worth knowing
FM
Home Owner
Longevity
ELLE
SoccerLife
Summit
I-Net Bridge
Career Junction – Your future starts here.

Retail



Exclusive Books
Nu Metro Theatres
Popcorn Cinema Advertising Sales

www.johncom.co.za

Johnnic Communications (Johncom) is South Africa's leading media and entertainment company – a truly South African enterprise and proudly African.

In a continent where social reform and economic progress are critical goals, Johncom stands proud. It is a profitable and, equally important, ethical company, a world-class supplier of media, including newspapers, magazines and digital services, and a globally competitive producer and distributor of music, films and books.

Johncom is a public company listed on the JSE Limited.



johnnic communications

part of your everyday life


Sowetan

Success factors

- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]



Johncom records a sixth successive year of excellent results

Revenue	+17%
Profit from operations before exceptional items	+45%
Headline earnings per share	+36%
Net cash from operating activities	+45%

Financial highlights	2007	2006	2005	2004	2003
Revenue (Rm)	**5 359**	4 595	4 080	2 698	3 332
Profit from operations before exceptional items (Rm)	**644**	443	360	109	80
Operating margin (%)	**12,0**	9,6	8,8	4,0	2,4
Headline earnings per share (cents)	**659**	486	361	166	151
Cash and cash equivalents (Rm)	**881**	622	335	332	116
Share price (cents)	**8 950**	6 099	3 730	2 062	1 378

Revenue (Rm)

2007	**5 359**
2006	4 595
2005	4 080
2004	2 698
2003	3 332


6 000
5 000
4 000
3 000
2 000
1 000
07
06
05
04
03

Profit from operations before exceptional items (Rm)

2007	**644**
2006	443
2005	360
2004	109
2003	80


700
600
500
400
300
200
100
07
06
05
04
03

Headline earnings per share (cents)

2007	**659**
2006	486
2005	361
2004	166
2003	151


700
600
500
400
300
200
100
07
06
05
04
03

Share price (cents)

2007	**8 950**
2006	6 099
2005	3 730
2004	2 062
2003	1 378


9 000
7 500
6 000
4 500
3 000
1 500
07
06
05
04
03

Our vision is to be the preferred media and entertainment partner

Media	Media comprises more than 20 national, regional and community newspapers, over 25 magazines in consumer, business and specialist fields, as well as digital and broadcast enterprises. The business unit is home to the Sunday Times, The Times, Sowetan, SundayWorld, Business Day, Financial Mail, Daily Dispatch and The Herald. Magazine brands include SA Home Owner, Longevity, Elle, Elle Decoration and Soccer Life. The digital and broadcast enterprises include I-Net Bridge, Career Junction, Summit Television and Learning Channel.
Retail	Retail consists of Exclusive Books, Nu Metro Theatres and Popcorn Cinema Advertising Sales. Exclusive Books is South Africa's leading book retailer, with 41 stores in upmarket shopping centres and at major South African airports. The flagship store in Hyde Park, Johannesburg, stocks over 70 000 titles. Nu Metro operates 23 multiplexes with 195 screens in South Africa, and shows the latest releases from Hollywood, Bollywood and independent studios.
Books and Maps	Struik Publishing has five publishing imprints: Struik, Struik Christian Books, Zebra, Oshun and Two Dogs. Books and Maps also includes South Africa's largest trade book distributor and warehousing facility, Booksite Afrika. Map Studio is the biggest compiler and publisher of maps on the African continent, while MAPIT is at the forefront of digital mapping, and services fleet and logistics managers, satellite navigation providers, and vehicle and asset trackers. Books and Maps also has operations in the United Kingdom, Australia and New Zealand.
Home Entertainment	Home Entertainment markets and distributes primarily DVD product into the rental and retail trade and holds prestigious distribution licences for 20th Century Fox, Disney, Warner, the BBC, Universal and various independent studios. The business unit has successfully launched major titles including Harry Potter, The Lion King, Lord of the Rings, and Star Wars. Nu Metro Interactive, a new initiative, began distributing interactive games into the South African market in November 2006.
Africa	The Africa business unit houses the group's initiatives in Kenya and Nigeria. It owns the Business Day newspaper in Nigeria and operates cineplexes and media stores. Compact Disc Technologies Nigeria has two moulding lines for the manufacture of VCD and CD product to meet local and export demand.
Music	The Gallo Music Group, proud custodian of an archive of more than 80 years of South African music, is a leading producer, publisher and distributor of recorded music. The Music business unit holds a 40% interest in Warner Music Gallo Africa, a company which has the exclusive South African rights to Warner Music's international repertoire.
Distribution, Manufacturing and Support Services	Nu Metro Distribution is responsible for film distribution in the South African market. Entertainment Logistics Services supplies customised distribution, debt management and royalty administration services to the music and home entertainment industries. CDT, the foremost manufacturer of CD and DVD product in Africa, maintains state-of-the-art equipment and systems which have been internationally recognised.

Refer to pages 52 and 53 for full details of segmental results.

Our mission is to create value for all our stakeholders with the delivery of innovative products that enrich customers' lives



Revenue	
Rm	%
1 884	47



Profit from operations	
Rm	%
299	69



Revenue	
Rm	%
897	23



Profit from operations	
Rm	%
60	14



Revenue	
Rm	%
394	10



Profit from operations	
Rm	%
54	13



Revenue	
Rm	%
353	9



Profit from operations	
Rm	%
41	10



Revenue	
Rm	%
118	3



Profit from operations	
Rm	%
(70)	(17)



Revenue	
Rm	%
121	3



Profit from operations	
Rm	%
2	1



Revenue	
Rm	%
210	5



Profit from operations	
Rm	%
45	10

Five-year financial review

	2007 Rm	2006 Rm	2005 Rm	2004 Rm	2003 Rm
Income statement – extracts					
Revenue	**5 359**	4 595	4 080	2 698	3 332
Profit from operations before exceptional items	**644**	443	360	109	80
Net finance income (costs)	**45**	27	(7)	14	(33)
Taxation	**(257)**	(177)	(125)	(28)	(139)
Minority interest	**(10)**	(14)	(5)	(5)	(15)
Attributable earnings	**613**	512	379	184	90
Headline earnings	**684**	506	376	173	157
Balance sheet – extracts					
Property, plant and equipment	**427**	360	357	203	328
Intangible assets	**423**	378	370	49	44
Other non-current assets	**1 283**	1 226	1 140	1 036	995
Bank balances, deposits and cash	**970**	653	454	416	291
Other current assets	**1 951**	1 642	1 558	1 050	1 041
Total assets	**5 054**	4 259	3 879	2 754	2 699
Interest of Johnnic Communications Limited shareholders	**2 823**	2 340	1 950	1 626	1 567
Minority interest	**39**	53	42	28	8
Total equity	**2 862**	2 393	1 992	1 654	1 575
Non-current liabilities	**506**	405	373	257	143
Current liabilities	**1 686**	1 461	1 514	843	981
Total liabilities	**2 192**	1 866	1 887	1 100	1 124
Total equity and liabilities	**5 054**	4 259	3 879	2 754	2 699
Cash flow statement – extracts					
Net cash generated by operations	**800**	533	426	144	211
Net cash from operating activities	**535**	368	305	113	135
Net cash (used in) from investing activities	**(176)**	(8)	(292)	265	230
Net cash (used in) from financing activities	**(104)**	(72)	(23)	(164)	(21)
Cash and cash equivalents at end of year	**881**	622	335	332	116

- Operating leases accounted for on the cash basis for 2003.
- 2003 and 2004 prepared in accordance with SA GAAP in force during those financial years.

Headline earnings (Rm)

2007	**684**
2006	**506**
2005	**376**
2004	**173**
2003	**157**



750
600
450
300
150
07
06
05
04
03

Interest of Johnnic Communications Limited shareholders (Rm)

2007	**2 823**
2006	**2 340**
2005	**1 950**
2004	**1 626**
2003	**1 567**



3 000
2 500
2 000
1 500
1 000
500
07
06
05
04
03

	2007	2006	2005	2004	2003
Performance per ordinary share					
Attributable earnings (cents)	**590**	492	364	176	87
Headline earnings (cents)	**659**	486	361	166	151
Dividends (cents)	**100**	75	40	30	–
Net asset value (cents)[1]	**2 757**	2 305	1 912	1 587	1 512
Returns and profitability ratios					
Operating margin (%)[2]	**12,0**	9,6	8,8	4,0	2,4
Return on assets (%)[3]	**13,4**	12,9	11,6	6,9	3,6
Return on average shareholders' funds (%)[4]	**26,5**	23,6	21,0	10,9	9,9
Solvency and liquidity ratios					
Interest cover (times)[5]	**23,9**	17,7	9,7	5,8	1,3
Current ratio[6]	**1,7:1**	1,6:1	1,3:1	1,7:1	1,4:1
Long-term borrowings to total assets (%)	**0,7**	0,4	0,4	0,6	1,0
Share performance					
Number of ordinary shares in issue – at end of year ('000)	**103 821**	103 821	104 189	104 189	104 189
– weighted average during year ('000)	**103 821**	104 015	104 189	104 189	104 189
Closing price (cents per share)	**8 950**	6 099	3 730	2 062	1 378
Market capitalisation (Rm)	**9 292**	6 332	3 886	2 148	1 436

Definitions

[1] *Total equity divided by the number of ordinary shares in issue at year end*
[2] *Profit from operations before exceptional items divided by revenue*
[3] *Profit for the year as a percentage of the average of the opening and closing balances of total assets*
[4] *Headline earnings as a percentage of the average of the opening and closing balances of interest of Johnnic Communications Limited shareholders*
[5] *Profit from operations before exceptional items divided by finance costs*
[6] *Current assets divided by current liabilities*

- Operating leases accounted for on the cash basis for 2003.
- 2003 and 2004 prepared in accordance with SA GAAP in force during those financial years.

Operating margin (%)

2007	**12,0**
2006	9,6
2005	8,8
2004	4,0
2003	2,4



12
10
8
6
4
07
06
05
04
03

Return on average shareholders' funds (%)

2007	**26,5**
2006	23,6
2005	21,0
2004	10,9
2003	9,9



28
24
20
16
12
8
07
06
05
04
03

Directorate

M E Ramano (53)

Independent non-executive chairperson

Appointed 26 February 1997

Mashudu is the chairperson of African Legend Investments Limited, a director of companies, an entrepreneur and chairperson of the University of Venda Foundation.

Committee memberships during the year under review: nominations committee (chairperson), investment and restructuring committee, remuneration committee.

Committee memberships from 1 April 2007: human resources and transformation committee (chairperson), remuneration and nominations committee.





P C Desai (52)

BCom, BCompt (Hons), CA(SA)

Group chief executive officer

Appointed 1 May 2002

Prakash was appointed group chief executive officer on 30 March 2007 after serving as acting group chief executive officer since 19 September 2006. His previous positions in Johncom were deputy group chief executive officer and group finance and operations director. Prior to that, he was the group finance and operations director of Johnnic Publishing Limited. Other major directorships include Electronic Media Network Limited and SuperSport International Holdings Limited. Prakash is also a director of the Wits Health Consortium and a governor on the board of the University of Venda Foundation.

Committee membership during the year under review: executive committee (chairperson).

Committee memberships from 1 April 2007: executive committee (chairperson), human resources and transformation committee.

H Benatar (42)

BCom, BAcc, CA(SA)

Chief financial officer

Appointed 1 April 2005

Howard joined Johnnic Publishing Limited as finance director in September 2002 and, following the group restructuring in July 2003, was appointed group executive: finance and administration of Johncom. Effective April 2005, he was appointed chief financial officer.

Committee membership: executive committee.





M D Brand (64)

Independent non-executive director

Appointed 28 September 2006

Dods was a career retailer from 1963 until his retirement in 1998, at which time he was the chief executive of JSE-listed Moregro (Morkels Retail Group Limited). He is the chairperson and majority shareholder of POSSE Management Group (Proprietary) Limited and its associated investment holding and management consulting companies. He has served on the boards of a number of local and international public companies and is currently a director of Massmart Holdings Limited and other private companies.

Committee memberships from 1 April 2007: remuneration and nominations committee, investment committee, human resources and transformation committee.

C B Brayshaw (72)

CA(SA), FCA

Independent non-executive director

Appointed 21 August 2003

Retired chairperson and managing partner of Deloitte & Touche, Colin is a director of various companies including AngloGold Ashanti Limited, Metmar Trading Limited, Datatec Limited, Highveld Steel and Vanadium Corporation Limited, Coronation Investments and Trading Limited and Freestone Property Holdings Limited

Committee memberships during the year under review: remuneration committee (chairperson), audit committee.

Committee memberships from 1 April 2007: remuneration and nominations committee (chairperson), audit and risk committee.





L M Machaba-Abiodun (46)

BCom (Law), HDip Ed (post-graduate), MBA, MA, OCM (Harvard)

Independent non-executive director

Appointed 1 May 2007

Laura is the chairperson and managing director of the management consultancy firm AMC International Group. She began her career in the Department of Finance as an assistant accountant, followed by four years at Shell Oil as a marketing executive. Laura has over 13 years' experience in the USA in both the private and public sectors, and has contributed to the books *Why the Bottom Line Isn't* by Dave Ulrich and *The Capable Company* by Richard Lunch. She serves on the faculty of Duke Corporate Education which is linked to Duke University, USA. Laura is also the chairperson and a partner at Protect, an auditing and accounting firm.

Committee memberships: remuneration and nominations committee, human resources and transformation committee.

D M Mashabela (43)

Independent non-executive director

Appointed 24 June 2002

Dennis is a specialist consultant in corporate and brand strategy, marketing and communications, following a career with multi-national and local advertising agencies.

Committee memberships during the year under review: investment and restructuring committee (chairperson), audit committee, nominations committee.

Committee memberships from 1 April 2007: investment committee (chairperson), audit and risk committee.





W S Moutloatse (38)

BCom

Independent non-executive director

Appointed 21 August 2003

William worked for First National Bank from 1993 to 1994, joining First National Trust as portfolio adviser in 1995. He joined Standard Corporate and Merchant Bank in 1996 and was a portfolio manager from 1998 to 2000 before moving to Transnet Pension Fund in 2000 as a senior manager responsible for equities and bonds. William resigned in 2007 to take up a position as an executive director of Novare Actuaries and Consultants.

Committee memberships during the year under review: audit committee, investment and restructuring committee.

Committee membership from 1 April 2007: audit and risk committee.

T R A Oliphant (62)

MAP

Independent non-executive director

Appointed 21 August 2003

Tommy spent 24 years at the Metal and Electrical Workers Union of South Africa, latterly as general secretary. He joined Fedsure Life in 1995 as national sales manager. In 2002 he was appointed chairperson of Aventura Resorts and in 2005 he resigned. In 2006 he was elected chairperson of Bonitas Medical Fund. Other directorships include LA Group Limited and African Legend Investments Limited. He is also a former chairperson of Airports Company South Africa.

Committee membership during the year under review: remuneration committee.

Committee memberships from 1 April 2007: remuneration and nominations committee, investment committee.





F J van der Merwe (49)
BA, LLB, MA (Oxon)
Non-executive director

Appointed 28 September 2006

Francois has been a director of public companies since 1993 and a director of listed public companies since 2000. He serves on the boards of Afgri Limited, Allan Gray Limited and Allan Gray Life Limited.

Committee memberships from 1 April 2007: audit and risk committee, investment committee.

T A Wixley (67)
BCom, CA(SA)
Independent non-executive director

Appointed 24 June 2002

Tom is a former chairperson of Ernst & Young, co-author of *Corporate Governance*, with Professor Everingham, and a member of various professional committees. He is a member of the following boards: New Corpcapital Limited (chairperson), Anglo Platinum Limited (deputy chairperson), African Life Assurance Company Limited and Sasol Limited.

Committee memberships during the year under review: audit committee (chairperson), remuneration committee, investment and restructuring committee.

Committee memberships from 1 April 2007: audit and risk committee (chairperson), remuneration and nominations committee.



P M Jenkins
BCom, LLB
Non-executive director

Appointed 1 September 1999

Resigned 1 July 2007

A C G Molusi
BJourn, MA
Group chief executive officer

Appointed 1 October 2001

Resigned 31 July 2006

K C Ramon
BCompt, BCompt (Hons), CA(SA), SEP (Harvard)
Independent non-executive director

Appointed 17 March 2003

Resigned 1 July 2006

Johncom: ensuring that you don't miss a thing








MapStudio
GAUTENG





part of your everyday life



Our brands continue to set new standards in the marketplace

In a corporate context, being able to say I am delighted to report on Johncom's sterling performance for the year to 31 March 2007 is not a cliché but a privilege. The results of the past year have been spectacular, with revenues and profit from operations before exceptional items significantly higher than last year. Since the 2002 financial year, Johncom's revenues and profit from operations before exceptional items have seen compound average annual growth rates of 12% and 61%, respectively.

This steady and dramatic growth reflects a restructuring and rationalisation plan whose foundation was laid in 2002. Since then the company has evolved from a conglomeration of disparate businesses, loosely organised into three entities – publishing, entertainment and digital – into a company that manages a portfolio of leading and powerful brands in the South African media and entertainment landscape. These brands are structured into seven focused business units, each with a dedicated team of managers who have helped the company achieve value-adding growth.

It is now commonly accepted that, outside government, business is the most dominant social institution of our time and therefore has a broader role than was commonly accepted in the past. In this vein, not only has Johncom added value to our shareholders but also to our other stakeholders – our employees, the state and the communities in which we do business. Over the past five years, the company has contributed R4,6 billion to the livelihood of all our employees in compensation and other benefits and our contribution to state coffers has amounted to about R1,4 billion. Our contributions to the communities around us have been varied, both in kind and in monetary terms, with a cumulative corporate social investment spend of some R20 million. The multiplier effect of these contributions on the economy is significant.

We have been associated over the years with community projects such as READ Educational Trust, Community Builder of the Year, My Acre of Africa Trust, various universities around the country, as well as a number of schools, health-related foundations, and youth and welfare organisations as outlined in our corporate social investment report.

As a media company we are proud of what we have achieved through The Johncom Pearson Journalism programme. Since its inception in 1997 we have trained approximately 100 graduate journalists for both our company and the industry. In line with government's Accelerated and Shared Growth Initiative for South Africa (AsgiSA) and Joint Initiative for Priority Skills Acquisition (JIPSA) initiatives, we had an intake of 33 unemployed graduates this past year, most of whom will be provided with full-time employment on completion of their internships.

In east and west Africa, where we have been operationally active for the last five years, we are helping to change the customers' media-buying experience. The one-stop media and entertainment concept we launched in cities such as Abuja, Lagos and Nairobi are good examples. Our modern VCD and CD manufacturing facility has set the pace in product improvement for markets that have had to contend with poor quality products for a very long time. We have also partnered with emergent African film production centres such as Nollywood in improving the standards and quality of film production.

More fundamental to our economic role, we recognise the importance of media systems in society and the positive impact they have in governance, in promoting healthy debates about issues of public interest and in the dissemination of information to grassroots communities. We are conscious of our responsibility to ensure that freedom of speech and a free and independent media remain a significant pillar in the development and transformation of our country and continent. We therefore continue to work with other media companies and the state in the Media Development and Diversity Agency to give a voice to the voiceless.

The fact that we now have strong, leading brands in every facet of the media and entertainment industry illustrates that we must be delivering value to our customers. Our brands, Exclusive Books, I-Net Bridge, Sunday Times, Nu Metro, Struik Publishing, Career Junction, Business Day, Gallo Music, Sowetan, Summit Television, MAPIT, Financial Mail, CDT and others, continue to set new standards in the marketplace.




MapStudio


FM

Johncom's performance has taken place against the backdrop of some of the most challenging developments in the media sector today. Leading voices in business, such as Microsoft's Bill Gates and asset management guru Warren Buffet, have in recent years been raising awareness of the decline in circulation and profitability of traditional media, especially in the United States of America and western Europe. While it is too early to say what the future holds, snippets of what is likely indicate a future of an integrated, inclusive and interactive media sector made possible by developments in information and communications technology.

While the bulk of Johncom's business is in traditional media and while we operate in South Africa and Africa where penetration of broadband and access to the internet is low, the company has nevertheless been quietly repositioning itself to operate at the confluence of both new and traditional media.

During the year, Johncom made far-reaching decisions about its relationships with Naspers in M-Net/SuperSport and Caxton and CTP Publishers and Printers. Johncom has had strong and rewarding business relationships with both organisations, strategically appropriate for our group at that time. We now look forward to charting our future with our directly held operating media and entertainment assets and will continue to build on the strong relationships we enjoy with our international partners – Pearson, Random House, Warner Music International, 20th Century Fox, Disney, Warner, the BBC, Universal and various independent studios.

Johncom has previously announced the timeline for its black economic empowerment process and the variables that could affect exact dates. In line with the finalised empowerment codes of good practice, the board approved the creation of a human resources and transformation committee which will champion empowerment issues at board level and ensure that the company's transformation and empowerment plans are implemented. Johncom remains committed to the transformation objectives of our country and the commitment to build a non-racial, non-sexist and prosperous democratic country.

In this context, and in recognition of the contribution our women make and could make in the company, we launched the Johncom Women's Empowerment Network. Its objectives include equipping women with the knowledge and skills to influence and shape their environment in Johncom to be more conducive to attracting, developing and retaining them within the company.

In the period under review, we welcomed Laura Machaba-Abiodun, Dods Brand and Francois van der Merwe to the board. We bade farewell to Christine Ramon with our best wishes in her new appointment at Sasol, former group chief executive officer Connie Molusi and Paul Jenkins. Prakash Desai was appointed Johncom's group chief executive officer, a position in which we are confident his business acumen and knowledge of the group will be capably brought to bear. I pay tribute to all our people for their dedication and contribution to the success of the company, and to our management and my colleagues on the board for their support during a challenging period. As a group, we deeply appreciate the continued support of our customers and clients without whom we could not have achieved these results. Finally I thank our shareholders who have continued to show their confidence in this board.

I believe it is fitting to conclude my remarks with a pertinent statement drawn from our African philosophy of Ubuntu that aptly captures how, as a company, we have produced such excellent results over the last five years. It states: "I am because you are". Indeed, we are because of all of you.

Mashudu Ramano

Chairperson



Profit from continuing operations before exceptionals and share-based payments


02
03
04
05
06
07

Prakash Desai

Group chief executive officer



Continuing the trend of the past five years, Johncom has recorded excellent results for the year to 31 March 2007, reflecting our ongoing investment in technology platforms, skilled and productive people and the growth of world-class assets. Against all the barometers of corporate performance – revenue, gross margin and operating profit – Johncom has again demonstrated its ability to outperform in a competitive industry.

This was a milestone period for our group in which we sharpened the focus on our operating assets with two separate corporate announcements. We have undertaken to dispose of our interests in M-Net and SuperSport to Naspers and distribute the proceeds to shareholders, and we announced our intention to separate Johncom into two listed entities by forming a new company which will acquire Johncom's operating media and entertainment assets.

Although these transactions are still subject to various regulatory approvals, we believe in the evolution of Johncom, with these two major events, we have created the appropriate springboard to grow our media and entertainment assets.

FINANCIAL RESULTS

During the financial period, profit from operations before exceptional items increased by 45% to R644 million from the already high base in the prior year of R443 million. Share price appreciation was 47% for the same period.

Over the past two financial years, Johncom has delivered a 34% compound annual increase in operating profit before exceptional items and share-based payments. In the same period, our share price has risen 55%.

The six-year trend in the graph above shows conclusively the delivery of our best year ever.

In the media and entertainment industry of the developed world, conventional wisdom is predicting that newspapers will shrink as content distribution moves to a digital platform, and the trend to home-based entertainment spells the demise of external entertainment sources. In contrast, Johncom has recorded significant increases in circulation revenues and sterling growth performances across its media and entertainment businesses, exceeding the support from a buoyant economy.


PARIS
MILAN


WEEKENDER



REVIEW OF OPERATIONS

1. Media

Group media advertising revenues increased 22% and circulation revenues were 10% higher than the prior year.

Importantly, our media strategy – to build critical mass by capturing a significant share of the print audience, share of advertising market and becoming a seven-day-a-week operation – is unfolding. This year delivered the single technology platform and the successful launch of the daily newspaper, The Times.

2. Retail

In our retail businesses, Johncom continued to increase market share and improve performance ratios while building a sustainable annuity income base through initiatives such as the Exclusive Books Fanatics loyalty programme which now has over 500 000 members. The Nu Metro Theatre business is again profitable. We will, however, review this strategy in the coming year to ensure sustainable returns.

3. Books and Maps

All entities, local and international, improved on their prior-year performances and the business unit more than doubled its contribution to group profit. Encouragingly, our offshore operations resumed their positive contribution, accounting for 30% of the overall divisional result.

4. Home Entertainment

Home Entertainment's results reflect the popularity of in-home entertainment, with a 38% increase in DVD units sold, underscoring management's solid understanding of preferences in this market.

The division has successfully expanded the market for home entertainment through innovative initiatives in the emerging market, expansion into new distribution channels and entry-level price points.

Against all the barometers of corporate performance, Johncom has demonstrated its ability to outperform

Our operations comprise:

1. Media
2. Retail
3. Books and Maps
4. Home Entertainment
5. Africa
6. Music
7. Distribution, Manufacturing and Support Services



6. Music

Results for the review period are not comparable with the prior year as the Warner Music licence is now housed in a newly incorporated associate, Warner Music Gallo Africa, in terms of an agreement with Warner Music International. Consequently, segmental results for the review period do not include this licence. Warner Music Gallo Africa's results are equity accounted and contribute to Johncom's share of profits of associates.

Gallo has made excellent progress with its digital strategy. Its current and back catalogues are now digitised.

7. Distribution, Manufacturing and Support Services

Capital investments and operational efficiencies have improved the division's contribution to group profits, although revenue levels remained relatively flat year on year.

PAY TELEVISION

M-Net and SuperSport again produced exceptional results.

In May 2007, the Competition Commission recommended to the Competition Tribunal that the sale to Naspers of Johncom's stakes in M-Net and SuperSport be approved without conditions. Accordingly, the remaining conditions precedent to this sale are approval by the Competition Tribunal and the unconditional approval by the JSE Limited for the listing of the Naspers N shares to be received as part consideration for the sale.

ASSOCIATE

Caxton and CTP Publishers and Printers Limited reported good results on the back of excellent performances by its newspaper publishing and printing division.

5. Africa

Results from our African operations were disappointing, with losses from developmental activities and start-up costs. Following a rigorous review of operational strategies in the final quarter of the financial period, a simplified, country-focused structure has been implemented. This includes the sale or closure of non-performing smaller entities, the elimination of overhead structures and the driving of greater efficiencies in the major operating entities to deliver improved results as the Africa business moves from its developmental stage to an operational focus.

During the year, combination media stores and cineplexes were opened in Abuja and Lagos. The 50% share of the Kenyan business held by a local partner was acquired, resulting in full control of this operation. Transfer of management control to the local operations in Kenya and Nigeria is almost complete, and the South African head office for the African project is currently being wound down.

A further review of this business will be undertaken after 12 months of trading.




Give new life
to your career.
www.careerjunction.co.za

LOOKING AHEAD

The proposed formation of a separate listed media and entertainment company marks a new era in our 100-year-old history. It is an evolutionary step as we strengthen our competitive position for the future by delivering innovative, quality print and digital content to many consumers through convenient distribution channels.

As a group we have demonstrated our ability to manage the journey of corporate transformation. Despite the inequitable constraints presented by the "one size fits all" accounting and governance requirements for listed companies, we will continue to measure ourselves against the highest international standards of reporting and transparency set for media and entertainment companies.

As we develop our digital strategy, we will replicate our established standards and processes for ensuring quality content to build the same reputation as a trusted source in digital media as we enjoy in our printed publications.

Our established businesses are profitable and strong generators of cash flow, with performance ratios that compare favourably with global leaders in our industry. Our newer businesses are well structured and positioned for long-term organic and acquisitive growth.

The company has many young, talented executives and employees, supported by strong brands and an array of established and new businesses, all ready to deliver the next phase of growth in value.



Prakash Desai

Group chief executive officer

Our talented executives and employees, supported by strong brands and businesses are ready to deliver the next growth phase

CORE VALUES

Innovation

Leading the market by pro-actively seeking new platforms and revenue streams that grow market share and add value.

Integrity

An uncompromising commitment to transparency and honesty in the way we conduct our business, as well as vigorously upholding the principles of free media.

Empowerment

Encouraging an environment that reflects the diversity of South African society and that allows all staff to grow and develop.

Work ethic

Proudly promoting a work environment that fosters among all employees a spirit of excellence and commitment to uncompromising service.

CODE OF CONDUCT

Given the nature of the Johncom group, ethical practices are a cornerstone of our corporate code of conduct. Accordingly, our people are expected to uphold fair practices by:

- maintaining the highest standard of integrity in all business relationships;
- carefully guarding against influences that may compromise independent judgement and action; and
- using their approved authority to act on behalf of the company in Johncom's best interests at all times.

The group's code of conduct and ethics details the behaviour expected from employees at every level when dealing with stakeholders including customers, shareholders, suppliers, colleagues and competitors. The code also sets out expectations for the group as a responsible corporate citizen.

Johncom does not condone any unethical business dealings by employees (including fraud, bribery and money-laundering) or the violation of any law. To protect the group's reputation, in particular that of its media operations, employees are cautioned to guard against perceived violations. To assist employees, the code details acceptable limits on gifts, hospitality, free trips and favours.

The code details situations (including outside employment and personal investment) that may lead to conflicts of interest, and limits directorships of companies outside the Johncom group to two. Employees are encouraged to discuss these situations with line management to achieve equitable resolutions.

Johncom clearly communicates stipulations on the use of sensitive information imposed by the Companies Act, Insider Trading Act, stock exchanges, securities regulations panels and other regulatory bodies, industry associations and management.

To guard against corruption and to promote sound corporate governance, the code details protected procedures for employees to disclose contraventions or irregular conduct.

People are the foundation of Johncom's business. Their combined intellectual capital, experience and expertise are pivotal to Johncom's success within the media and entertainment sector. Accordingly, Johncom strives for human resources strategy and policies that acknowledge the unique requirements of its diverse business units, that support group performance and growth, and that optimise the potential of every employee in our group.

EMPLOYMENT EQUITY

Constantly improving our demographic profile is a key driver of Johncom's transformation process, supported by a detailed employment equity strategy and policy and significant investment in training and development.

In each business unit, employment equity targets are quantitatively and qualitatively measured. The former is aligned to group targets, while the latter considers strategic human resources initiatives aimed at attracting, retaining and motivating staff.

HUMAN CAPITAL DEVELOPMENT

Johncom's human capital development policy is formulated within the context of the corporate business strategy and national initiatives aimed at enhancing skills in an equitable workplace, cognisant of the national skills development strategy, the national qualifications framework, the Skills Development Act and the Employment Equity Act.

In addition, the group's business units operate in diverse markets that require different skills. Accordingly, the human resources development policy is set at group level, while implementation is tailored to meet the requirements of the individual business units and their evolving markets.

To address these challenges, the focus is on attracting and retaining niche skills, as well as on customised training and development. Multiple training methods are applied to enhance competency levels and to ensure the competitiveness of talent across all products and business units. Measurement tools are in place to monitor the return on investment in training.

In addition, employees are encouraged to undertake external studies related to the group's business through the Johncom education assistance scheme which extends loans for course fees and which refunds successful candidates on the completion of the course.

EMPLOYEE WELLNESS

A healthy, productive workforce is a business imperative. Our employee assistance programme provides the necessary assistance to all employees who develop medical or psycho-social problems that affect their work performance and general well-being. The programme covers a range of issues, including financial planning, family problems, trauma, stress, general ill-health, substance abuse, and HIV/Aids.

Trained peer counsellors form an important point of referral to a network of qualified professionals in this confidential process.

LIFE-THREATENING ILLNESSES

Johncom is committed to creating a supportive and non-discriminatory environment in which employees with life-threatening illnesses are able to continue working for as long as they are medically capable. The group policy on life-threatening diseases covers cancer, heart disease, tuberculosis, hepatitis B, HIV and Aids.

Johncom has an ongoing HIV/Aids management programme which is offered through a variety of sources based on individual and group needs, including online education and support services, milestone days of remembrance, and support groups. Educational workplace programmes disseminate facts on HIV/Aids and other communicable life-threatening illnesses to raise awareness and encourage a positive approach to affected colleagues.

EMPLOYEE RELATIONS

Johncom operates in a labour environment where freedom of association and speech, and employee rights are respected in terms of the South African constitution and current labour legislation. Our corporate culture embraces participative management to promote full participation on issues affecting employees across the spectrum, although individual business units tailor the group framework into forums that suit their particular circumstances.

Johncom is committed to:

- fair treatment and non-discriminatory work practices;
- collective bargaining principles while respecting the individual's right to freedom of association or disassociation;
- upward communication through existing structures and appropriate procedures to empower all employees; and
- balancing rights and obligations within the legal framework and considering business realities.

Johncom's sound relationship with employees and stakeholders reflects good leadership at shop-floor level and appropriate policies which guide business units. Substantive issues raised by employees are attended to quickly and satisfactorily with few disputes elevated to the CCMA (the South African body for labour dispute arbitration) or related bodies.

Johncom has plant-level recognition agreements with the South African Typographic Union (SATU), the South African Commercial, Catering and Allied Workers Union (SACCAWU) and the Media Workers' Association of South Africa (MWASA).

EDUCATIONAL ASSISTANCE AND BURSARIES

In addition to financial assistance to staff members for their studies, Johncom has a bursary policy for the children of lower-income employees.

Sustainable development of the environment and the right of people to a healthy environment in which to work and live is a principle Johncom fully endorses. A board-approved policy defining sound environmental practices has been disseminated to employees so that they understand and adhere to their responsibilities and obligations regarding environmental matters.

As a group, we have identified the following objectives:

- to promote social and environmental responsibility through our business activities;
- to reduce potential reputation and financial risk associated with investments or relationships with suppliers showing disregard for environmental, ethical and social issues;
- to actively seek and promote business relationships with companies involved in cleaner production and other environmentally friendly processes; and
- to be a leader in the development of sound ethical, social and environmental practices relevant to our areas of operations.

In line with this policy, employees who identify real or potential health or safety risks to staff or the wider community must report these to the appropriate manager.

PAPER PURCHASING

Johncom is a major consumer of paper, particularly through our newspaper, magazine and book publishing enterprises. Accordingly, our paper-purchasing policy requires that:

- paper suppliers comply with environmental laws and regulations;
- where possible and viable, Johncom uses paper products with recycled content;
- Johncom works with suppliers to ensure that its paper is from certified, well-managed forests; and
- Johncom rejects illegal logging of old-growth forests.

PAPER RECYCLING

Johncom recycles used paper internally to ensure it does not end up in landfills. Assisted by an environmental management company, we separate non-environmentally friendly waste from recycling waste on site.

BUILDING AND FACILITIES MANAGEMENT

A dedicated division is responsible for the group's properties, including any direct impact on the environment. This centralised building and facilities management function relies on business unit heads for assistance with environmental issues.

The group's property portfolio comprises 27 500m^2 of leased premises and 7 200m^2 of owned property. This portfolio is continually reviewed to ensure that property requirements meet the environment, health and safety needs of the business.

CLEAN AIR

A clean air and non-smoking policy is enforced in all group premises. Appropriate processes are in place to maintain clean air standards.

TOXIC GASES

Johncom head office uses home-gas for its canteen facility because municipal gas is not available in the area. The gas is safely stored as prescribed by legislation. The company also removes halon gas from the IT environment and replaces it with dry nitrogen.

WATER USAGE

Johncom's head office water usage does not have a significant environmental impact. Despite this, we actively pursue water-efficiency initiatives, such as speedily repairing leaks, and using borehole water for irrigation. Water use at all other operations is managed by local maintenance departments.

ENERGY

Johncom's primary energy source is electricity. At head office, numerous energy efficiency measures are in place. Energy is managed by local maintenance departments at all other operations.

HEALTH AND SAFETY

Johncom's head office health and safety committee manages a team of trained first aiders and fire marshals responsible for incidents in their designated areas. Refresher courses are conducted annually. Head office fire marshals are also responsible for ensuring all fire equipment is serviced regularly and that fire escapes are accessible at all times. Sites are inspected annually by the Department of Labour.

Trained first aiders and fire marshals are in place in the rest of the group and are responsible for the safety of all staff at their operations. Regular fire drills ensure that staff know how to react in an emergency.

The group has contracted ER24 as a working partner to assist with training and emergencies.

SECURITY

Johncom is a member of the Rosebank Management District police forum which manages security in the area.

RELATIONS WITH SURROUNDING COMMUNITIES

As Johncom House is in a residential area, management has an agreement with the Rosebank Management District and its residents to minimise night-time lighting.

All other operations are in commercial areas which do not require these procedures.

GUIDELINES FOR SUPPLIERS AND BUSINESS PARTNERS

Johncom has guidelines on labour standards and human rights which govern its relationships with suppliers and business partners.

Labour standards

Johncom expects its suppliers and business partners:

- not to use workers under compulsory school age;
- not to use compulsory labour such as prison workers;
- not to enforce a working week which exceeds 45 hours;
- to allow employees at least one day off for every 17 days worked; and
- to offer remuneration which complies with prevailing laws and which matches local practice.

Freedom of association and working conditions

Johncom expects its suppliers and business partners to:

- respect the rights of individuals in terms of freedom of association;
- offer a safe and healthy work environment;
- demonstrate full compliance with local laws and regulations; and
- support diversity.

Commitments to suppliers and business partners

- Johncom selects suppliers on merit while also assessing black economic empowerment credentials.
- Johncom is committed to building mutually beneficial relationships with its major suppliers and business partners.
- Johncom is committed to providing existing and potential suppliers with clear criteria for decisions on major supply contracts.
- Johncom respects the patents, trademarks, copyrights, proprietary information and trade secrets of its suppliers and business partners.



As a responsible corporate citizen, Johncom has committed to the social development and empowerment of the broader community by contributing to various corporate social investment (CSI) initiatives at both group and operational levels.

GROUP INVESTMENT

The CSI committee, comprising senior executives, makes allocations to projects which support national, regional and local initiatives. The committee meets twice a year to review applications that comply with its mandate, and a grant-making specialist consultant attends meetings by invitation.

OPERATIONAL INVESTMENT

Johncom's business units support CSI initiatives related to their specific activities or locations. Operational senior executives control divisional CSI budgets and grants and report on their activities to the Johncom CSI committee.

AREAS OF FOCUS

Group investment

Johncom has selected three areas of focus where it can make a significant impact:

- education, training, skills development and literacy;
- women's empowerment, focusing on abused women; and
- life-threatening illnesses, in particular assisting those impacted by life-threatening diseases via credible support structures. This initiative includes HIV/Aids orphans and vulnerable children.

Johncom's CSI programme does not support commercial ventures, religious organisations, overseas tours and exchanges, individuals, sporting activities or bursaries.

The status of Johncom's current long-term projects is detailed below:

- R155 000 (2006: R150 000) was granted to Food and Trees for Africa for the Thembelihle home-based permaculture project in Mangweni Village near Tonga in Mpumalanga. The project aims to provide nutritional support to community members who are terminally ill, or infected or affected by HIV. Orphaned and vulnerable children also benefit from the attention of trained caregivers. Johncom's donation was used to provide primary healthcare, nutritional plant and permaculture training, fencing, garden tools, water tanks and a borehole. A food garden project will also be used for training and capacity building so that community members, including children, can establish their own gardens.
- Kids Haven in Gauteng received R150 000 (2006: R100 000) to provide a diverse education programme which caters for the specific needs of each child. The key objectives of Kids Haven are to provide children with a secure environment and a suitable educational programme. Many of these youngsters were previously street children and received very little formal education. Children benefit from age-appropriate, in-house bridging school facilities at Kids Haven before moving on to local schools. Life skills programmes run concurrently with other educational programmes. The high standard of the life skills programmes has been acknowledged by the International Labour Organisation.
- R200 000 (2006: R150 000) was granted to READ in the Eastern Cape to address the failure rate at grade 12 level by improving learners' English language skills. This will impact on all other subjects as the language of learning and teaching in these schools is English. Since its implementation, the project has been expanded from ten high schools to all 32 high schools in the Cofimvaba district. The project includes teacher language best practices training, school management training, grade 12 learner-focused set-work and exam-writing skills training. The provincial MEC and Eastern Cape district officials all attest to the fact that the Cofimvaba high schools project is making significant inroads to enhancing rural high school education.


Sowetan



- Ingwavuma Orphan Care (IOC) in KwaZulu-Natal was granted R150 000 (2006: R150 000) to assist approximately 3 000 orphans and vulnerable children by providing support for the communities they live in. IOC also provides home-based care for nearly 1 000 patients. A woodwork project, a sewing circle and ten community food gardens have been started. The IOC believes that community development is the only long-term way to overcome poverty and Aids. The Johncom grant was directed specifically for food parcels to support 190 children in 45 orphan families as well as for training.
- Women and Men Against Child Abuse was granted R150 000 (2006: R150 000) for the continuation of its Kidz Clinic education programme in Gauteng schools. The programme focuses on awareness and prevention of child abuse. Over the past three years, Johncom's support has enabled the empowerment of almost 20 000 learners in Alexandra and on the East Rand. The primary objective of the programme is to strengthen children's capacity to resist assault and abuse.
- Phedisang, in Limpopo, was granted R50 000 (2006: R100 000) to focus on rolling out the full Phedisang offering in Sekororo and to establish life skills discussion groups at all its centres. Phedisang also contributes to the basic care of orphans and vulnerable children by providing two meals a day, monitoring their health, liaising with healthcare professionals and providers, and by facilitating the procurement of available government grants.

Other grants which fell within the CSI committee's mandate were also made during the year.

Operational investment

Johncom's operations made numerous social investments, some of which are detailed below.

Media

- A contribution of R150 000 was made to the South Africa National Editors' Forum.
- The Herald sponsors Tri for Kids, a programme to meet the special needs of children who have been infected with HIV due to rape.
- The Herald Christmas Cheer Fund raised a record R740 000 which was distributed at the end of 2006 among charity and community organisations.
- The Weekend Post has a joint initiative with the Nelson Mandela Metropolitan University to promote student fashion and provide opportunities to previously disadvantaged crafters to work with the students to share knowledge and gain skills.
- The Daily Dispatch Yo-Yo campaign against crime sponsored the distribution to school pupils of yo-yos bearing a crime awareness message.
- The Sunday Times distributed ReadRight to the value of R1,9 million.
- The Sunday Times ran the JAM Christmas campaign for the third consecutive year. This campaign raises money to feed school children in Orange Farm. The feeding scheme encourages children to attend school and makes it possible to concentrate during class. This year, JAM expanded the campaign to include vegetable gardens at the homes of very poor people and provided food parcels for orphans who are not beneficiaries of the school-feeding scheme (siblings of children at the schools).
- The Sowetan co-sponsored the Community Builder of the Year award with Old Mutual and the SABC. This award recognises people who unselfishly give of their time and talent to improve the quality of life of others in their communities.
- The Sowetan runs Mama Angel, a charitable initiative which helps the lonely, needy, destitute and homeless with food, shelter, clothing and other resources.
- Picasso Headline donated R10 000 to Cotlands Childrens' Home.
- I-Net Bridge provided free content to various universities.
- Career Junction made a donation of R25 000 to Noah to assist Aids orphans.

Retail

- The Exclusive Books Reading Trust supplied books to the value of R100 000 to the ITEC library in East London.
- The Exclusive Books Reading Trust also funded a reading development project at Emfundisweni Primary School in Alexandra.
- Exclusive Books made the following donations:
  - over 2 000 books for young children for the "Run Home to Read" project in Limpopo.
  - twenty shelving units for a new library at a school for disabled children in Mpumalanga plus a selection of 300 books.
  - R130 000 to the Treatment Action Campaign, comprising royalties and profit from Telling Tales, a book of short stories compiled by Nadine Gordimer.
  - R10 000 towards the translation of a children's book into various South African languages.
  - 250 children's books for the University of South Africa's 2006 language festival.
  - books to the value of R1 million to various public libraries.

Books and Maps

- Books to the value of R730 000 were donated to 18 schools and 36 welfare organisations.

Home Entertainment

- A donation of 10 000 VHS units was made to the Round Table for distribution to various children's homes.
- Home Entertainment also assisted the Red Cross Children's Hospital to decorate and provide equipment for its playrooms.

Music

- Gallo sponsored guitars for the Johannesburg public library music programme to assist in teaching music to children.
- R25 000 was donated to the Topsy Foundation.
- Gallo donated R16 000 to the Johannesburg Youth Orchestra to assist in the development of young people through music.

Distribution, Manufacturing and Support Services

- CDT donated R25 000 to Tumelo Home to buy cot beds.
- ELS continued to support the baby sanctuary, All Our Children First, by making a donation to the institution instead of sending out corporate gifts in December 2006.
- ELS donated R10 000 to the Topsy Foundation.

SUPPORT FOR EDUCATION

Johncom provides considerable educational support through a group media development trust. Grants allocated during the year include:

- A grant in 2004, of R4,6 million over five years, towards a new teaching facility for the Rhodes University School of Journalism. This is in addition to supporting other initiatives at the university including a chair of new media.
- A grant in 2005, of R4,3 million over three years, to the Johncom Pearson Journalism Training Programme which focuses on financial journalism training to fast-track selected candidates.
- Johncom, along with other media houses, has been a major contributor to the Media Development and Diversity Agency (MDDA). During the year under review, Johncom made a donation of R1,2 million to the MDDA to promote readership, capacity and skills development and to counteract illiteracy, thus contributing to the growth and development of the print media industry as a whole.

PRINCIPLES AND IMPLEMENTATION OF CORPORATE GOVERNANCE

The directors of Johncom are committed to the principles of corporate governance set out in the King Report on Corporate Governance for South Africa – 2002 (King II) and international best practice, and are ultimately responsible for the performance and affairs of Johncom. This includes a strong focus on compliance with the qualitative aspects of corporate governance to ensure that implementation matches the needs of the business.

BOARD OF DIRECTORS

The company has a unitary board. At year end, there were seven independent non-executive directors, two non-executive directors and two executive directors. Changes in the directorate are detailed on pages 6 to 9 of this annual report and in the directors' report on page 39.

The board believes that its directors have a diverse range of expertise and experience, and the professional and industry knowledge required to meet the group's strategic objectives.

The board has a clearly defined charter which sets out its roles and responsibilities, and is closely aligned to the requirements of King II. The board is responsible for approving the corporate strategy. Annual strategic review meetings enable comprehensive objectives to be developed for the group, its divisions, executives and senior management. The board oversees and monitors the progress of the business at quarterly board meetings, with additional meetings held as required. The board is also responsible for selecting the group chief executive officer and ensuring a succession plan is in place. Board meetings are conducted within the parameters of the board charter. Strategy, financial and operational performances, investment opportunities and transformation are debated thoroughly before decisions are taken by the board.

The board has an approvals framework in place which is regularly reviewed and updated. It clearly sets out the authority levels for the board, its committees and executive management. Matters specifically reserved for the board's decision include adopting the strategic direction of Johncom, approving financial reports for public disclosure, approving the budget, reviewing operating results, the risk management strategy, the effectiveness of corporate governance practices and policies, and approving significant capital expenditure.

The roles of chairperson and group chief executive officer are separate. The chairperson provides overall leadership to the board without limiting the principles of collective responsibility for board decisions. The chairperson has no executive functions. The group chief executive officer takes responsibility for developing and recommending to the board a long-term strategy and vision for the company, as well as the annual business plans and budgets to support the strategy. The group chief executive officer provides the final executive authority and responsibility to effectively and efficiently run the company on a day-to-day basis and acts as the main link between the company and the board and is the leading interface between the board and executive management.

All board members are required to disclose their shareholdings in Johncom, other directorships and any potential conflicts of interest.

Attendance at board meetings:

Name	04.05.06	05.05.06	20.06.06	27.06.06	24.07.06	19.09.06	24.10.06	02.11.06	21.11.06	07.12.06	08.12.06	28.02.07	27.03.07
M E Ramano (chairperson)	P	P	P	P	P	P	P	P	P	P	P	P	P
H Benatar	#	P	P	#	P	P	P	P	P	P	P	P	P
M D Brand[1]							P	P	P	P	P	P	P
C B Brayshaw	P	P	P	P	A	P	P	P	P	P	P	P	P
P C Desai	#	P	P	#	P	P	P	P	P	P	P	P	P
P M Jenkins	P	P	P	P	P	P	P	P	P	P	P	P	P
D M Mashabela	P	P	P	P	P	P	P	P	P	P	P	P	P
A C G Molusi[2]	#	P	P	#	P								
W S Moutloatse	P	P	P	P	P	A	A	P	A	P	P	P	A
T R A Oliphant	P	P	P	P	P	P	P	P	P	P	P	P	P
K C Ramon[3]	A	P	A	A									
F J van der Merwe[1]							P	P	P	P	P	P	P
T A Wixley	P	P	P	P	P	P	P	P	P	P	P	P	P

P – Present

A – Apologies

– Non-executives only

[1] *Appointed 28.09.06*

[2] *Resigned 31.07.06*

[3] *Resigned 01.07.06*

BOARD COMMITTEES

During the year the following permanent committees assisted the board in discharging its responsibilities and obligations: audit committee, investment and restructuring committee, nominations committee, remuneration committee and executive committee.

Following a review of the board's committees, with effect from 1 April 2007 the audit committee has had its responsibilities expanded and has accordingly been renamed the audit and risk committee, the investment and restructuring committee became the investment committee, the remuneration and nominations committees were combined into a remuneration and nominations committee, and a new committee, the human resources and transformation committee, was established. The restructuring oversight committee was dissolved effective 27 March 2007. Committee memberships have also changed.

All committees report to the board on their activities. The board is cognisant that this does not detract from its ultimate responsibility and accountability for the affairs and performance of the company.

During the year, the members of the permanent board committees (other than the executive committee) consisted of non-executive directors. Executive management and outside service providers and experts attended by invitation as required. The board is satisfied that all committees discharged their responsibilities satisfactorily in accordance with their terms of reference.

Audit committee

During the year the committee carried out the following functions in terms of its charter:

- reviewed the half-year and year-end financial results and recommended their adoption to the board;
- considered and approved the accounting policies, disclosures, significant provisions and estimates, and other potentially controversial financial issues;
- considered and recommended to the board that the group should be regarded as a going concern;
- assessed financial and operational risk areas, systems of internal controls, policies and procedures for controlling the company's assets and information systems, the integrity and reliability of the financial reporting process, staffing of key financial functions, and compliance with regulatory matters, and reported to the board that they could be relied upon;
- reviewed the risk philosophy, strategy and policies and ensured compliance with these policies and with the overall risk profile of the company;
- monitored management's response to reported weaknesses in controls and deficiencies in systems, and monitored the effectiveness of corrective action implemented;
- reviewed serious cases of fraud, breakdowns in controls, reported control weaknesses, and management's response to these issues;
- evaluated the independence and effectiveness of the external auditors, considered whether any non-audit services rendered by the external auditors impair their independence, and recommended to the board their re-appointment; and
- evaluated the effectiveness of the internal auditors and of the internal audit function.

Members of the audit committee are all financially literate and include at least two with extensive accounting and auditing expertise. Executive directors, the external and internal auditors as well as senior financial management attended the audit committee meetings. At the conclusion of these meetings, the committee met separately with management and with each set of auditors for candid discussions on any issues which might require attention.

The internal and external auditors had unrestricted access to the chairperson and members of the audit committee.

Attendance at audit committee meetings:

Name	13.06.06	16.11.06	15.02.07
T A Wixley (chairperson)	P	P	P
C B Brayshaw	P	P	P
P M Jenkins[1]		P	P
D M Mashabela	P	P	A
W S Moutloatse	A	P	P
K C Ramon[2]	P		

P – Present
A – Apologies

[1] *Appointed 01.08.06*
[2] *Resigned 01.07.06*

Remuneration committee

The remuneration committee's mandate was to determine the company's remuneration philosophy and policy for directors and senior management, for recommendation to the board.

Full details are set out in the remuneration report on pages 82 to 87.

Investment and restructuring committee

This committee's mandate was to review potential acquisitions and disposals in terms of clearly defined criteria and to make recommendations to the board.

During the year, the committee considered various investments for the group, covering both internally developed and external opportunities. Executive and divisional management attended by invitation as required.

Attendance at investment and restructuring committee meetings:

Name	22.05.06	13.06.06	01.09.06	13.02.07	16.03.07
D M Mashabela (chairperson)	P	P	P	P	P
W S Moutloatse	P	A	P	A	A
M E Ramano	P	P	A	P	A
K C Ramon[1]	A	P			
T A Wixley[2]			P	P	P

P – Present
A – Apologies

[1] *Resigned 01.07.06*
[2] *Appointed 01.08.06*

Nominations committee

The nominations committee was responsible for recommending new executive and non-executive directors to the board, taking into account best practice regarding the composition of the board in general and the balance between executive and non-executive directors, including independent directors.

During the year, the committee oversaw the appointment of Johncom's new group chief executive officer and identified additional appointments to the board.

Attendance at nominations committee meetings:

Name	26.07.06	07.09.06	03.10.06	05.12.06	15.12.06	18.12.06	15.01.07	13.02.07
M E Ramano (chairperson)	P	P	P	P	P	P	P	P
M D Brand[1]					P	P	A	A
C B Brayshaw[1]					A	P	P	A
D M Mashabela	P	P	P	P	P	P	P	P
T A Wixley	P	P	P	P	P	P	P	P

P – Present
A – Apologies

[1] *Appointed 05.12.06*

Restructuring oversight committee

The restructuring oversight committee's mandate was to oversee the implementation of an appropriate black economic empowerment transaction for Johncom.

Following the Department of Trade and Industry's February 2007 release of the broad-based black economic empowerment codes of good practice, Johncom announced in April its intentions regarding the introduction of broad-based black economic empowerment.

Attendance at restructuring oversight committee meetings:

Name	13.04.06	06.06.06	01.09.06	24.10.06	12.12.06	13.02.07
M E Ramano (chairperson)	P	P	P	P	P	P
C B Brayshaw	A	A	P	P	A	A
P M Jenkins	A	P	P	P	P	P
D M Mashabela	P	P	P	P	P	P
W S Moutloatse	A	P	P	A	P	P
T A Wixley	P	P	P	P	P	P

P – Present
A – Apologies

Human resources and transformation committee

The newly formed human resources and transformation committee has been tasked with overseeing and providing guidance on the implementation of the group's employment equity policy and black economic empowerment plan.

Executive committee

The executive committee meets quarterly. The members at 31 March 2007 were Mr P C Desai (chairperson), Ms F Amaral, Messrs H Benatar, M Cawe, I Haarburger, M Marais, B C Pottinger, M W Robertson, H C Trollip, F Withers and B D Wootton. Messrs M Malunga and S Ngobese attend by invitation.

The executive committee's mandate includes the recommendation of the strategic direction of the company to the board of directors. The executive committee pursues business in the best interests of the company and the group, including the review and implementation of investment decisions.

Business unit management committee meetings are held quarterly, ensuring the appropriate oversight of the key businesses at an executive level. Group issues raised at the operational management committee level are referred to the executive committee for consideration.

COMPANY SECRETARIAL FUNCTION

The company secretary is required to provide the directors, collectively and individually, with detailed guidance on their duties, responsibilities and powers. Directors have unrestricted access to the advice and services of the company secretary, who plays an active role in the corporate governance process.

The company secretary assists in determining the annual board plan and board agenda, and in formulating governance and board-related issues. The company secretary is also closely involved in the induction and orientation of new directors.

ACCOUNTABILITY AND AUDIT

External audit

The external auditors are responsible for reporting on whether the financial statements are fairly presented in conformity with International Financial Reporting Standards and the Companies Act of South Africa. The external auditors offer reasonable, but not absolute, assurance on the accuracy of financial disclosures. The preparation of all financial statements is the responsibility of management and the board.

Consultation occurs between external and internal auditors to ensure an efficient and comprehensive audit process. Co-ordination of efforts involves periodic meetings to discuss matters of mutual interest, the exchange of working papers, and a common understanding of auditing techniques and methods. The audit committee determines the principles for approving the use of the external auditors for non-audit services.

Internal audit

The board, under the guidance of the audit committee, is satisfied that the group has an effective internal audit function which operates in accordance with terms of reference established by the board. The internal audit function is provided by an in-house internal audit department as well as by an external service provider, Sizwe Ntsaluba VSP. The roles and functions of both sets of internal auditors are defined by the standards of the Institute of Internal Auditors.

Internal audit provides an independent, objective assurance which adds value to business processes and to management in a manner which enhances the group's operations. It assists the group in accomplishing its objectives by bringing a systematic, disciplined approach to evaluating the effectiveness of the group's risk management, control and governance processes.

Internal audit plans cover matters identified in risk management assessments as well as issues highlighted by the board, the audit committee, executive directors and senior management. The audit committee approves the internal audit work plan.

Financial and operational risks and controls

Risk governance operates within a strongly defined structure which is agreed by the board and monitored by the audit committee. The objectives are to identify the level of risk appropriate to the group, taking into account the need to increase shareholder value through an entrepreneurial culture and ensuring that the group achieves its objectives. Risk identifcation includes both actual and potential risks. The potential impact of key risks is quantified and measured against a broad set of assumptions.

Steps to mitigate risks and compensating controls are implemented and monitored. This process is recorded in a critical risk areas document which covers a broad range of issues including physical and operational risks, human resources risks, technology risks, business continuity and disaster recovery risks, credit and market risks, and compliance risks. All operational management committees review and update their own critical risk areas at least twice a year.

Systems of internal financial controls include written policies and procedures and clearly defined lines of responsibility and accountability. Actual financial results are reviewed and discussed at business unit management committee meetings and subsidiary and group board levels.

Operational risks are managed to acceptable levels by ensuring that the appropriate infrastructure, controls, systems and people are in place across the group. An independent hotline is available to enable any suspected irregularity involving employees, stakeholders and any third parties who have a business relationship with Johncom to be reported, with appropriate action then taken.

Catastrophe insurance and contingency plans are in place to ensure ongoing product service delivery under adverse conditions.

The board is satisfied that an adequate ongoing risk management process is in place which identifies, evaluates and manages the key risks faced by the group.

Directors' responsibility

The directors acknowledge their responsibility for the adequacy of the accounting records, the effectiveness of risk management and the internal control environment, the appropriateness of accounting policies, and the bases of estimates and provisions. The directors also acknowledge their responsibility for preparing the annual financial statements, adhering to applicable accounting standards, and preparing related information which fairly presents the state of affairs and the results of the company and of the group.

Going concern

The directors confirm that they are satisfied that the company and the group have adequate financial resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing the annual financial statements and the board has minuted the basis for this approach.

INTEGRATED SUSTAINABILITY REPORTING

Johncom takes into account economic, social, cultural, safety, health and environmental concerns in the conduct of its business. It recognises its obligation to ensure the safety and health of its employees and the social upliftment of underprivileged communities.

Details of Johncom's integrated sustainability activities are contained in the sustainability reporting which appears on pages 18 to 32.

BUSINESS ETHICS INCLUDING CODE OF CONDUCT

The group maintains the highest standards of compliance with applicable laws and regulations. All dealings with stakeholders are predicated on the principles of integrity and ethics. The code of conduct and ethics is incorporated into the group human resources manual and has been communicated within the group, and with external parties. Johncom conducts its business through fair and commercially competitive practices and trades with suppliers who subscribe to similar ethical standards.

SHARE DEALINGS BY DIRECTORS AND MANAGEMENT

In line with best practice and regulatory and statutory obligations, directors and management may not deal directly or indirectly in the company's shares during specific closed periods. This includes participants in the Johnnic Communications share incentive schemes. These closed periods operate from year end to the announcement of annual results, and from half-year end to the announcement of interim results.

Restrictions on share dealings are also applied during any other period considered sensitive in terms of the requirements of the JSE Limited.

All directors and the company secretary require the approval of the chairperson or the group chief executive officer prior to dealing in the company's shares.

COMMUNICATIONS WITH STAKEHOLDERS

The chairperson and executive directors regularly engage in dialogue with major shareholders, institutional investors, analysts and the media, with presentations made when announcing the group's year-end results.

Johncom is actively engaged in a variety of industry bodies, including the World Association of Newspapers, Print Media of South Africa, the Newspaper Association of South Africa, the Magazine Publishers Association of South Africa, the Southern African Federation Against Copyright Theft, the National Organisation for Reproduction Rights in Music in South Africa, the Recording Industry of South Africa, the South African Music Rights Association, the Publishing Association of South Africa and the Internal Map and Travel Association, through funding and also by means of executive and divisional management playing leading roles in industry bodies.

Johncom has a share care line to address shareholder queries. There were still numerous certificated shareholders at 31 March 2007. Shareholders are reminded that they are unable to deal in their shares unless they are dematerialised. The contact details of the share care line are on page 90 of this annual report.

Financial results are published in the press, with shareholders receiving a copy. Shareholders are encouraged to attend the annual general meeting of the company. Extensive information is also provided on the company website at www.johncom.co.za.

MEDIA

- The Sunday Times won the advertising and incentives categories for newspapers with a circulation of over 300 000 at the International Newspaper Marketing Association for its 2006 Centenary advertising campaigns.
- Sunday Times journalists were honoured with the following awards:
  - Wally Mbhele and Moipone Malefane won the Mondi Shanduka newspaper award in the analysis and commentary category.
  - Carly Ritz won the student category of the Telkom ICT Journalist of the Year awards.
  - Raymond Preston received the contemporary feature portfolio award at the Fuji press awards.
  - At the Vodacom Journalist of the Year 2006 regional awards:
    - Rowan Philp won the print news category in the Western Cape;
    - Julian Rademeyer won the Free State's print feature and financial/economic awards; and
    - Rafora Rangongo from Soccer Life won the award for the Southern Northern region in the sports category.
- The Eastern Cape newspapers received the following awards:
  - The Herald and Weekend Post's Guy Rogers won the Kudu media award for excellence in contributions towards conservation.
  - The Herald won a national Business and Arts South Africa award for consistent media sponsorship of the arts, specifically for The Herald Showtime Awards and Revue which was inaugurated in 1991.
  - At Johncom Community Newspapers, Khanyiswa Ndabeni won the Vodacom Journalist of the Year 2006 regional award for the Eastern Cape in the community news category.
- At Sowetan, Sifiso Yalo won the Vodacom Journalist of the Year 2006 award for the Gauteng region in the cartoonist category, and Veli Nhlapo won the sports photographer award at the ABSA Cup awards.
- In the magazine division, MIMS won both first and second place in the annuals, special editions, product guides and supplements category in the business-to-business sector of the Pica awards. TLC won the award in the medical, rescue, safety and security category, while Pursuit magazine, ELLE Supplement and Digest of South African Architecture were highly commended in their categories.
- Business Day was joint winner at the Mondi Shanduka newspaper awards of the McCann trophy which recognises excellence in print, production, layout and typography. Wanted, Business Day's monthly subscriber-only magazine, took the ADvantage ADmag gold award for best magazine supplement.
- Business Day journalists won the following awards:
  - Rob Rose won the hard news category, and was joint winner of the South African story of the year at the Mondi Shanduka newspaper awards.
  - Lesley Stones won the print category at the Telkom ICT Journalist of the Year awards.
- The Financial Mail's Claire Bisseker won the Sanlam award for excellence in financial journalism in the economy and industries section (magazines and weekly newspapers).

RETAIL

- Exclusive Books received three silver awards at the 2006 Loeries, and again won the best trade bookseller of the year category at the Safika awards.
- Nu Metro won best cinema complex for Menlyn Park for the second consecutive year in the Options lifestyle publication.

BOOKS AND MAPS

- Coldsleep Lullaby by Andrew Brown (Zebra) won the 2006 Sunday Times fiction award.
- Aidsafari by Adam Levin (Zebra) was joint winner of the 2006 Alan Paton award.
- Café Food at Home (NHP Australia) and Moroccan Modern (NHP Australia) were both winners of The Galley Club award for excellence in book production and manufacture.
- Struik Christian Books won the FiberMark award in the international religious category for the NIV Tangerine Iguana Bible.
- Cooking with the Kosher Butcher's Wife by Sharon Lurie (Struik Publishers) won best cover design in the category English – Rest of the World at the Gourmand World Cookbook awards.

HOME ENTERTAINMENT

- Nu Metro Home Entertainment received the award for best marketing from 20th Century Fox for its Ice Age 2 and Prison Break campaigns.
- Home Entertainment also received an award from Disney for excellence in business practice.

MUSIC

- Simphiwe Dana won four categories, including best album of the year and best female solo artist, in the 2007 South African music awards. Danny K took the award for best pop album: English and Bhekumuzi Luthuli won for best mbaqanga album. Life-time achievement awards were presented to Soul Brothers and Boet Pretorius.
- Ladysmith Black Mambazo was again nominated for a Grammy award.

DISTRIBUTION, MANUFACTURING AND SUPPORT SERVICES

- Compact Disc Technologies was again accredited under the IRMA anti-piracy compliance programme and certified in terms of the SABS/ISO 9001:2000 quality standard.

Corporate activity

DURING THE YEAR UNDER REVIEW

- From 1 April 2006 the Warner Music Licence has been housed in a 40%-held associate company, Warner Music Gallo Africa.
- On 7 April 2006, Johncom acquired an 80% interest in Ochre Media, a multi-media communications company.
- On 31 July 2006, Johncom increased its stake in Compact Disc Technologies from 60% to 100%.
- Johncom sold its 50,1% stake in Warwick Sport and Media on 25 August 2006.
- In October 2006, BDFM Publishers acquired a controlling stake in the monthly small business tabloid, Big News for Small Business.
- In November 2006, Johncom agreed, subject to certain conditions precedent including approval by the competition authorities, to dispose of its interest in M-Net and SuperSport and to unbundle to Johncom's shareholders the Naspers N shares received as consideration.
- On 1 January 2007, the 50% share of the Kenyan business held by a local partner was acquired with the resultant full control of the operation.

SUBSEQUENT TO YEAR-END

- On 2 April 2007, Johncom acquired a further 25% of Career Junction, South Africa's largest online recruitment company, increasing its holding to 85%.
- Johncom announced on 11 April 2007 that it intends to separate into two listed entities by forming a new wholly owned subsidiary (temporarily referred to as OpCo) that will acquire Johncom's directly held operating media and entertainment assets. The intention is for OpCo to then be unbundled to Johncom's shareholders and simultaneously listed on the JSE.
- On 20 April 2007, Johncom announced the acquisition by Exclusive Books of Van Schaik Bookstores, subject to certain conditions precedent.

Shareholder analysis

Analysis of ordinary shareholders at 31 March 2007

Classification	Shareholding: 1-10 000 Holders	Shareholding: 1-10 000 Shares ('000)	Shareholding: 10 001 - 100 000 Holders	Shareholding: 10 001 - 100 000 Shares ('000)	Shareholding: Over 100 000 Holders	Shareholding: Over 100 000 Shares ('000)	Total shareholding Holders	Total shareholding %	Total shareholding Shares ('000)	Total shareholding %
Public companies	10	37	2	112	4	2 865	16	0,4	3 014	2,9
Banks	29	48	10	349	7	4 936	46	1,1	5 333	5,1
Pension and provident funds	76	379	126	4 937	74	26 920	276	6,5	32 236	31,0
Growth funds and unit trusts	71	188	88	3 312	69	35 554	228	5,4	39 054	37,6
Investment companies	17	33	9	245	3	2 766	29	0,7	3 044	2,9
Nominee companies and trusts	445	812	54	1 614	11	4 290	510	12,0	6 716	6,5
Insurance companies	20	44	23	804	11	9 064	54	1,3	9 912	9,5
Individuals	2 890	1 524	18	376	2	273	2 910	68,5	2 173	2,1
Private companies	82	188	8	147	3	458	93	2,2	793	0,8
Other corporate bodies	23	23	14	511	2	314	39	0,9	848	0,8
Close corporations	26	43	6	248	–	–	32	0,8	291	0,3
Medical aid schemes	3	4	9	299	1	104	13	0,2	407	0,5
Total	**3 692**	**3 323**	**367**	**12 954**	**187**	**87 544**	**4 246**	**100**	**103 821**	**100**


Public companies
Banks
Pension and provident funds
Growth funds and unit trusts
Investment companies
Nominee companies and trusts
Insurance companies
Individuals
Private companies
Other corporate bodies
Close corporations
Medical aid schemes
Shareholding (Holders)
%
0,4
1,1
6,5
5,4
0,7
12,0
1,3
68,5
2,2
0,9
0,8
0,3
Shareholding (Shares)
%
2,9
5,1
31,0
37,6
2,9
6,5
9,5
2,1
0,8
0,8
0,3
0,5

Classification	Holders	%	Shares ('000)	%
Resident	3 744	88,2	95 115	91,6
Non-resident	502	11,8	8 706	8,4
Total	**4 246**	**100**	**103 821**	**100**

Stock exchange performance	**2007**	2006	2005	2004	2003
Closing price (cents per share)	**8 950**	6 099	3 730	2 062	1 378
Total number of shares traded ('000)	**35 044**	28 557	5 105	4 631	12 531
Total value of shares traded (R million)	**2 500**	1 339	152	77	170
Number of shares traded as a percentage of weighted average number of ordinary shares in issue	**34**	27	5	4	12
Number of transactions	**9 042**	6 841	1 103	452	807
Highest price (cents per share)	**9 150**	6 350	4 043	2 700	1 651
Lowest price (cents per share)	**5 350**	3 500	2 066	1 375	1 190
Average media index	**33 779**	24 465	14 153	8 225	5 449
Free float (%)	**90**	79	72	32	32

Index to the annual financial statements

Statement of directors' responsibilities

The directors are required by the Companies Act of South Africa to maintain adequate accounting records and to prepare annual financial statements which fairly present the state of affairs of the company and the group as at the end of the financial year and the profit or loss for that year, in conformity with International Financial Reporting Standards and the Companies Act of South Africa. The annual financial statements are the responsibility of the directors and it is the responsibility of the external auditors to report thereon. The report of the independent auditors to the members of the company is set out on page 36.

To enable the directors to meet their responsibilities, the board sets standards and implements systems of internal control aimed at reducing the risk of error or loss. These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties to ensure an acceptable level of risk. These controls are monitored throughout the group and all employees are required to maintain the highest ethical standards in ensuring that the group's business practices are conducted in a manner which is above reproach.

The directors are of the opinion, based on their enquiries and the information and explanations given by management, that the internal accounting controls are adequate to ensure that the financial records may be relied upon for preparing the annual financial statements and maintaining accountability for assets and liabilities.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The annual financial statements are based on appropriate accounting policies supported by reasonable and prudent judgements and estimates and comply with International Financial Reporting Standards

The directors are of the opinion that the annual financial statements fairly present the financial position of the company and of the group as at 31 March 2007, and the results of their operations and cash flows for the year then ended.

The annual financial statements have been prepared on a going concern basis and the directors have every reason to believe that the business will continue to operate as a going concern in the year ahead.

Directors' approval of the annual financial statements

The annual financial statements and group annual financial statements which appear on pages 37 to 87 were approved by the board of directors on 19 June 2007 and are signed on its behalf by:

M E Ramano
Chairperson

P C Desai
Group chief executive officer

H Benatar
Chief financial officer

Certificate by the company secretary

In terms of section 268G (d) of the South African Companies Act, 1973, as amended, I certify that to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 March 2007 all returns required of a public company in terms of the Companies Act, and that these returns are true, correct and up to date.

J R Matisonn
Company secretary
Johannesburg
19 June 2007

Report of the independent auditors

TO THE MEMBERS OF JOHNNIC COMMUNICATIONS LIMITED

We have audited the company and group annual financial statements of Johnnic Communications Limited which comprise the directors' report, the balance sheet and the consolidated balance sheet as at 31 March 2007, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity and the cash flow statement and the consolidated cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 37 to 87.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the group as at 31 March 2007 and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

Deloitte & Touche
Per M H Holme
Partner

19 June 2007

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park
Woodlands Drive
Sandton

The directors are pleased to present their report, together with the audited annual financial statements, for the year ended 31 March 2007.

NATURE OF BUSINESS

Johncom has seven business units, namely:

Media: comprises newspaper, magazine and digital publishing and distribution.

Retail: represents the group's interests in Exclusive Books and Nu Metro Theatres.

Books and Maps: publishes and distributes books and maps.

Home Entertainment: supplies rental and retail outlets with home video product in DVD and VHS formats.

Africa: represents the group's interests in Kenya and Nigeria.

Music: produces and distributes music content.

Distribution, Manufacturing and Support Services: comprises the group's operations platform, and includes Nu Metro Distribution, Entertainment Logistics Services, Associated Music Distributors and Compact Disc Technologies.

Johncom has holdings in the following companies:

Electronic Media Network Limited (M-Net):
38,6% (2006: 38,6%) a pay television network.

SuperSport International Holdings Limited (SuperSport):
38,6% (2006: 38,6%) a sports-related pay television network incorporating franchising, merchandising, and the ownership of professional sports teams.

During the year, Johncom agreed to dispose of its interests in M-Net and SuperSport subject to the approval of the transaction by all the required regulatory authorities including the competition authorities. Further details regarding competition authorities' approvals are included in the post-balance sheet events notes towards the end of this report.

Caxton and CTP Publishers and Printers Limited:
37,8% (2006: 37,4%) a printing, publishing and packaging company.

FINANCIAL PERFORMANCE

Attributable earnings amounted to R613 million (2006: R512 million), and headline earnings amounted to R684 million (2006: R506 million).

SUBSIDIARY COMPANIES

Interests in directly held subsidiaries are set out on page 77. The group's share of the attributable profits and losses of its subsidiaries after taking into account taxation and minority interests for the year ended 31 March was:

	2007 Rm	2006 Rm
Profits	**315**	258
Losses	**(163)**	(84)

SHARE CAPITAL

There was no change in the authorised or issued share capital of the company.

ACQUISITION OF COMPANY'S OWN SHARES

At the last annual general meeting, shareholders gave the company and its subsidiaries a general approval in terms of sections 85 and 89 of the Companies Act for the acquisition of shares of the company. As this general approval remains valid only until the next annual general meeting, shareholders will be asked at this year's meeting to consider a special resolution to renew this general approval until the 2008 annual general meeting. At present, there are no plans to utilise this general authority.

MAJOR SHAREHOLDERS

According to the company's share register, the following shareholders held in excess of 5% of the issued ordinary shares of the company as at 31 March:

	2007		2006	
	Number of shares	**% of issued ordinary shares**	Number of shares	% of issued ordinary shares
Allan Gray Limited	**10 524 248**	**10,1%**	10 538 248	10,2%
Sanlam Limited	**6 253 160**	**6,0%**		
Public Investment Corporation	**6 243 246**	**6,0%**		
Old Mutual Investment Group (South Africa)	**6 075 806**	**5,9%**	7 606 022	7,3%

Further analysis of shareholders' interests in Johncom is provided on page 32.

Annual financial statements

DIRECTORS' INTERESTS IN SHARES

Messrs Desai and Wixley beneficially held 8 023 (2006: nil) and 4 000 (2006: 4 000) shares respectively in the company's issued ordinary share capital as at 31 March 2007. Mr Benatar held one share (2006: 1) non-beneficially. Mr van der Merwe held 10 919 shares as an indirect non-beneficial holder. No other directors held shares beneficially or non-beneficially, directly or indirectly, in the issued ordinary share capital as at 31 March 2007.

As at year end, the total number of share options held by directors was 531 627 (2006: 845 404) which represents 0,5% (2006: 0,8%) of the number of issued ordinary shares. These details are set out in the remuneration report on pages 82 to 87.

SHARE INCENTIVE SCHEMES

The company is limited to ten per cent of its ordinary shares in settlement of benefits under its share incentive schemes over any rolling ten-year period.

The following information is provided in accordance with the provisions of the Johnnic Communications Limited share incentive schemes as at 31 March:

	2007	2006
Maximum number of ordinary shares which may be allocated	**10 382 116**	10 382 116
Number of share incentives outstanding at 1 April	**5 734 124**	5 365 450
Number of share incentives allocated during the year	**476 337**	1 523 260
Number of share incentives lapsed during the year	**(570 128)**	(239 018)
Number of share incentives relinquished during the year	**(521 100)**	(915 568)
Number of share incentives outstanding at 31 March	**5 119 233**	5 734 124
Number of ordinary shares which may still be allocated	**5 262 883**	4 647 992

Further information on the share incentive schemes is set out in Annexure 4 on page 81.

BOARD COMMITTEES

Details regarding the work of the board committees are set out in the corporate governance and risk management report on pages 25 to 29 and in the remuneration report on pages 82 to 87.

LITIGATION STATEMENT

The group was not engaged in any material litigation during the year and at the date of this report.

DIVIDEND

On 20 June 2006, a dividend (number 191) of 100 cents per ordinary share was declared payable on 17 July 2006 to shareholders registered on 14 July 2006.

On 19 June 2007, a dividend (number 192) of 120 cents per ordinary share was declared payable on 30 July 2007 to shareholders registered on 27 July 2007.

POST BALANCE SHEET EVENTS

On 2 April 2007, Johncom acquired a further 25% of Career Junction, South Africa's largest online recruitment company, increasing its holding to 85%.

On 11 April 2007, the Johncom board announced its intention to unlock further shareholder value and introduce broad-based BEE ownership, subject to Johncom shareholder and regulatory approval. This will be achieved through separating Johncom into two listed entities by forming a new wholly owned subsidiary (temporarily referred to as OpCo) that will acquire Johncom's directly held operating media and entertainment assets. The intention is for OpCo to then be unbundled to Johncom's shareholders and simultaneously listed on the JSE.

On 20 April 2007 Johncom announced the acquisition by Exclusive Books of Van Schaik Bookstores, subject to certain conditions precedent including competition authorities' approval.

In May 2007 the Competition Commission recommended to the Competition Tribunal that the sale to Naspers of Johncom's stakes in M-Net and SuperSport be approved without any conditions. Accordingly, the remaining conditions precedent to the M-Net and SuperSport sale are the approval by the Competition Tribunal, and the JSE Limited unconditionally approving the listing of the Naspers N shares to be received as part consideration for the sale.

SPECIAL RESOLUTIONS

A special resolution authorising the company or a subsidiary, by way of a general authority, to acquire shares in the company was approved at the annual general meeting held on 21 September 2006.

The following special resolution was passed by a subsidiary:

Johnnic Publishing Eastern Cape (Proprietary) Limited

The rights attaching to the preference shares were altered so that non-cumulative dividends only accrue once declared.

DIRECTORS AND SECRETARY

The names of the directors in office are set out on pages 6 to 9 of the annual report. Ms Ramon resigned as a director on 1 July 2006. Mr Molusi resigned on 31 July 2006. Messrs Brand and van der Merwe were appointed non-executive directors on 28 September 2006. Mr Desai was appointed acting group chief executive officer on 19 September 2006 and group chief executive officer on 30 March 2007. Ms Machaba-Abiodun was appointed a non-executive director on 1 May 2007.

In terms of article 15 of the company's articles of association, Ms Machaba-Abiodun and Messrs Brand, Van der Merwe and Mashabela retire by rotation at the forthcoming annual general meeting. They are eligible and offer themselves for re-election.

The secretary of the company is Ms Matisonn. Her business and postal addresses appear on page 90.

DIRECTORS' RESPONSIBILITY AND OPINION

Having considered all statements of fact and opinion in this annual report concerning the company, the directors:

- accept, individually and collectively, full responsibility for such statements;
- consider that, to the best of their knowledge and belief, there are no omissions of material facts or considerations relating to the company which would make any statement of fact or opinion relating to the company contained in this annual report false or misleading; and
- as far as possible, have made all reasonable enquiries.

Further, the directors are of the opinion that:

- the issued share capital of the company is adequate for the purposes of the business of the company and its subsidiaries;
- the working capital available to the company and its subsidiaries is sufficient for the group's requirements for the foreseeable future;
- the consolidated assets of the company, fairly valued in accordance with International Financial Reporting Standards, exceed the consolidated liabilities of the company; and
- the company will be able to pay its debts as they become due in the ordinary course of business.

AUDITORS

The shareholders will be requested at the forthcoming annual general meeting to re-appoint Deloitte & Touche as the independent auditors of the company.

Income statements for the year ended 31 March 2007

	Notes	Group 2007 Rm	Group 2006 Rm	Company 2007 Rm	Company 2006 Rm
Revenue	3	**5 359**	4 595	**–**	–
Cost of sales		**(3 074)**	(2 763)	**–**	–
Gross profit		**2 285**	1 832	**–**	–
Operating expenses	4	**(1 641)**	(1 389)	**(8)**	(6)
Operating costs		**(1 370)**	(1 148)	**(8)**	(6)
Depreciation	6	**(89)**	(83)	**–**	–
Amortisation	7	**(20)**	(20)	**–**	–
Goodwill impairment	14	**(5)**	(2)	**–**	–
Share-based payments	42	**(157)**	(136)	**–**	–
Profit (loss) from operations before exceptional items		**644**	443	**(8)**	(6)
Exceptional items	8	**(18)**	49	**141**	430
Profit from operations		**626**	492	**133**	424
Net finance income		**45**	27	**183**	192
Finance income	9	**72**	52	**185**	194
Finance costs	10	**(27)**	(25)	**(2)**	(2)
Share of profits of associates		**209**	184	**–**	–
Profit before taxation		**880**	703	**316**	616
Taxation	11	**(257)**	(177)	**(15)**	(3)
Profit for the year		**623**	526	**301**	613
Attributable to:					
Johnnic Communications Limited shareholders		**613**	512	**301**	613
Minority interest		**10**	14	**–**	–
		623	526	**301**	613
Attributable earnings per ordinary share (cents)					
Basic	12	**590**	492		
Diluted	12	**589**	492		

		Group		Company	
	Notes	**2007 Rm**	2006 Rm	**2007 Rm**	2006 Rm
ASSETS					
Non-current assets					
Property, plant and equipment	13	**427**	360	**–**	–
Goodwill	14	**306**	268	**–**	–
Other intangible assets	15	**117**	110	**–**	–
Interests in subsidiaries and joint ventures	16			**1 105**	1 164
Interests in associates	17	**1 088**	1 034	**88**	88
Investments	18	**3**	1	**–**	–
Deferred taxation assets	26	**188**	147	**–**	–
Long-term receivables		**3**	23	**–**	–
Embedded derivatives		**1**	21	**–**	–
Total non-current assets		**2 133**	1 964	**1 193**	1 252
Current assets		**2 921**	2 295	**711**	451
Inventories	19	**567**	508	**–**	–
Trade and other receivables	20	**1 211**	991	**1**	1
Taxation prepaid		**23**	34	**–**	–
Listed equities	21	**150**	109	**108**	67
Bank balances, deposits and cash		**970**	653	**602**	383
Total assets		**5 054**	4 259	**1 904**	1 703
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital and premium	22	**806**	806	**806**	806
Other reserves	23	**67**	17	**–**	–
Accumulated profits		**1 950**	1 517	**1 048**	851
Interest of Johnnic Communications Limited shareholders		**2 823**	2 340	**1 854**	1 657
Minority interest		**39**	53		
Total equity		**2 862**	2 393	**1 854**	1 657
Non-current liabilities		**506**	405	**9**	3
Long-term borrowings	24	**36**	19	**–**	–
Post-retirement benefits liabilities	25	**161**	134	**–**	–
Operating leases equalisation liabilities		**96**	105	**–**	–
Share-based payments liabilities	42	**190**	122	**–**	–
Deferred taxation liabilities	26	**23**	25	**9**	3
Current liabilities		**1 686**	1 461	**41**	43
Trade and other payables	27	**1 444**	1 248	**1**	–
Provisions	28	**12**	22	**–**	–
Liability for odd-lot offer payments to shareholders		**15**	16	**15**	16
Taxation liabilities		**52**	71	**–**	–
Bank overdrafts and other short-term borrowings	24	**163**	104	**25**	27
Total equity and liabilities		**5 054**	4 259	**1 904**	1 703

Cash flow statements for the year ended 31 March 2007

	Notes	Group 2007 Rm	Group 2006 Rm	Company 2007 Rm	Company 2006 Rm
OPERATING ACTIVITIES					
Net cash generated by (used in) operations	30	**800**	533	**(7)**	(6)
Finance income		**71**	50	**33**	10
Finance costs		**(27)**	(22)	**(2)**	(2)
Taxation paid		**(309)**	(193)	**(8)**	(1)
Net cash from operating activities		**535**	368	**16**	1
INVESTING ACTIVITIES					
Income from investments	31	**81**	70	**152**	184
Proceeds on disposal of investments	32	**–**	32	**–**	–
Acquisition of property, plant and equipment	34	**(187)**	(118)	**–**	–
– to maintain operations		**(102)**	(73)	**–**	–
– to expand operations		**(85)**	(45)	**–**	–
Proceeds on disposal of property, plant and equipment	13	**7**	3	**–**	–
Acquisition of other intangible assets		**(27)**	(19)	**–**	–
Proceeds on disposal of other intangible assets		**1**	1	**–**	–
Disposal of interests in joint ventures	32	**–**	35	**–**	–
Proceeds from capital reduction in joint venture				**–**	20
Repayment of loan by subsidiaries and joint venture				**158**	37
Net decrease in loans to associates	32	**1**	2	**–**	–
Acquisition of minority interests in subsidiaries	32	**(60)**	(9)	**–**	–
Acquisition of subsidiaries	33	**(5)**	(2)	**–**	–
Disposal of subsidiaries	33	**1**	–	**–**	–
Net increase in long-term receivables and loans		**12**	(3)	**–**	–
Net cash (used in) from investing activities		**(176)**	(8)	**310**	241
FINANCING ACTIVITIES					
Net increase (decrease) in borrowings		**1**	8	**(2)**	234
Funding received from outside shareholders		**–**	2	**–**	–
Proceeds from odd-lot offer		**–**	1	**–**	1
Payment to shareholders pursuant to odd-lot offer		**(1)**	(3)	**(1)**	(3)
Costs related to odd-lot offer		**–**	(2)	**–**	(2)
Dividend paid		**(104)**	(78)	**(104)**	(78)
Net cash (used in) from financing activities		**(104)**	(72)	**(107)**	152
Net increase in cash and cash equivalents		**255**	288	**219**	394
Cash and cash equivalents at beginning of year		**622**	335	**383**	(11)
Foreign operations translation adjustment		**4**	(1)		
Cash and cash equivalents at end of year	35	**881**	622	**602**	383

Group	Share capital Rm	Share premium Rm	Other reserves Rm	Accumulated profits Rm	Interest of Johnnic Communications Limited shareholders Rm	Minority interest Rm	Total equity Rm
Balance at 31 March 2005	10	814	8	1 118	1 950	42	1 992
Net exchange difference arising on translation of foreign entities			(3)		(3)		(3)
Net transfers between reserves			4	(4)	–	–	–
Hedging profits			8		8		8
Adjustment to carrying value of associate				(31)	(31)		(31)
Funding withdrawn						(3)	(3)
Income and expense recognised directly in equity			**9**	**(35)**	**(26)**	**(3)**	**(29)**
Attributable earnings				512	512	14	526
Total income and expense recognised			**9**	**477**	**486**	**11**	**497**
Shares cancelled on implementation of odd-lot offer		(19)			(19)		(19)
Share capital issued on implementation of odd-lot offer		1			1		1
Dividends on ordinary shares				(78)	(78)		(78)
Balance at 31 March 2006	**10**	**796**	**17**	**1 517**	**2 340**	**53**	**2 393**
Net exchange difference arising on translation of foreign entities			40		40		40
Hedging profits			8		8		8
Adjustment to carrying value of associate				(76)	(76)		(76)
Income and expense recognised directly in equity			**48**	**(76)**	**(28)**		**(28)**
Attributable earnings			2	613	615	10	625
Total income and expense recognised			**50**	**537**	**587**	**10**	**597**
Effect of acquisitions and disposals						(24)	(24)
Dividends on ordinary shares				(104)	(104)		(104)
Balance at 31 March 2007	**10**	**796**	**67**	**1 950**	**2 823**	**39**	**2 862**
Notes	22	22	23				

Company	Share capital Rm	Share premium Rm	Other reserves Rm	Accumulated profits Rm	Interest of Johnnic Communications Limited shareholders Rm
Balance at 31 March 2005	10	814	–	316	1 140
Attributable earnings				613	613
Total income and expense recognised				613	613
Shares cancelled on implementation of odd-lot offer		(19)			(19)
Share capital issued on implementation of odd-lot offer		1			1
Dividends on ordinary shares				(78)	(78)
Balance at 31 March 2006	**10**	**796**	**–**	**851**	**1 657**
Attributable earnings				301	301
Total income and expense recognised				301	301
Dividends on ordinary shares				(104)	(104)
Balance at 31 March 2007	**10**	**796**	**–**	**1 048**	**1 854**
Notes	22	22	23		

1. **PRESENTATION OF ANNUAL FINANCIAL STATEMENTS**

These annual financial statements are presented in South African rands since that is the functional currency of the company and the presentation currency for the group.

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) using the historical cost convention except for certain financial instruments that are stated at fair value.

The basis of preparation is consistent with the prior year except for changes to the group's accounting policies arising from the following:

IAS 21 The Effects of Changes in Foreign Exchange Rates (amended)

The amendments to IAS 21 deal with circumstances in which a loan from one entity to another within the same group may be regarded as part of the net investment in a foreign operation (if settlement is neither planned nor likely to occur in the foreseeable future) and, therefore, whether the exchange differences arising on such a loan are recognised in profit or loss or reclassified to a separate component of equity in the consolidated financial statements.

The amendments specify that where an entity has a monetary item that forms part of its net investment in a foreign operation, the accounting treatment in the consolidated financial statements should not be dependent upon the currency of the monetary item nor upon which entity within the group conducts the transaction with the foreign operation. Exchange differences arising on such monetary items are therefore reclassified to the group's foreign currency translation reserve. The impact of this amendment does not have any material impact on the group's financial results.

IFRIC 11 Group and Treasury Share Transactions

IFRIC 11 clarifies the application of IFRS 2 Share-based Payment to certain share-based payment arrangements involving an entity's own equity instruments and to arrangements involving equity instruments of a parent.

The IFRIC concludes that when an entity receives services as consideration for rights to its own equity instruments, the transaction should be accounted for as equity-settled.

Where a parent grants rights to its equity instruments to employees of a subsidiary, and where the transaction is accounted for as an equity-settled, share-based payment transaction in the consolidated financial statements, the subsidiary measures the services received using the requirements for equity-settled transactions.

The interpretation was early adopted in the current year and has no financial or disclosure effects on the group's results.

The following relevant standards are in issue but not yet effective:

IFRS 7 Financial Instruments: Disclosures

IFRS 7 adds new disclosures about financial instruments to those currently required by IAS 32 Financial Instruments: Disclosure and Presentation.

IFRS 7 deals with the disclosure requirements in relation to all risks arising from financial instruments. The level of disclosure required depends on the extent of the entity's use of financial instruments and its exposure to financial risk.

IFRS 8 Operating Segments

IFRS 8 replaces IAS 14 Segment Reporting. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

IAS 1 Capital Disclosures

The amendments to IAS 1 impose additional requirements for disclosure of:

- the entity's objectives, policies and processes for managing capital;
- quantitative data about what the entity regards as capital;
- whether the entity has complied with any capital requirements; and
- if it has not complied, the consequences of such non-compliance.

The future adoption of these standards will have no material financial impact on the financial statements of the group, but will have an impact on disclosure.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of consolidation

The consolidated group financial statements incorporate the financial statements of Johnnic Communications Limited and entities (including special purpose entities) controlled by the company (its subsidiaries). Control is achieved where the company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the group.

All intra-group transactions and balances are eliminated on consolidation.

The company carries its investments in subsidiaries, associates and joint ventures at cost less accumulated impairment losses.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination (see below) and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities which meet the conditions for recognition under IFRS 3 are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) which are classified as held for sale in accordance with IFRS 5, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Interests in associates

An associate is an entity over which the group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the group's interest in that associate (which includes any long-term interests which, in substance, form part of the group's net investment in the associate) are not recognised.

Any excess of the cost of acquisition over the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the group, profits and losses are eliminated to the extent of the group's interest in the relevant associate.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

Where a group entity undertakes its activities under joint venture arrangements directly, the group's share of jointly controlled assets and any liabilities incurred jointly with other ventures is recognised in the financial statements of the relevant entity and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the group's share of the output of jointly controlled assets, and its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to or from the group and their amount can be measured reliably.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in joint ventures (continued)

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The group reports its interests in jointly controlled entities using proportionate consolidation, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5. The group's share of the assets, liabilities, income and expenses of jointly controlled entities is combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the group's interest in a jointly controlled entity is accounted for in accordance with the group's accounting policy for goodwill arising on the acquisition of a subsidiary (see below).

Where the group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture.

Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not amortised.

For the purpose of impairment testing, goodwill is allocated to each of the group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The group's policy for goodwill arising on the acquisition of an associate is described under "Interests in associates" above.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. The condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell, and are not depreciated.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales-related taxes.

The sale of goods is recognised when the goods are delivered and title has passed. The rendering of services is recognised as the service is provided.

Interest income is accrued on a time basis, by reference to the principal outstanding and the interest rate applicable, which is the rate which discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholder's right to receive payment has been established.

Revenue from royalties is recognised on an accrual basis in terms of the relevant royalty agreement.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the group's policy on borrowing costs (see below).

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease, or on another basis if more representative of the time pattern of the user's benefit. Benefits received and receivable as an incentive to enter into an operating lease are spread on a straight-line basis over the lease term.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease, or on another basis if more representative of the term pattern of the user's benefit.

Foreign currencies
The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in South African rands, which is the functional currency of the company, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency are recognised at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates ruling at the balance sheet date. Non-monetary items carried at fair value which are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items which are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

In order to mitigate its exposure to certain foreign exchange risks, the group enters into forward exchange contracts (see below).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the group's foreign operations are expressed in South African rands using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are classified as equity and transferred to the group's foreign currency translation reserve. This includes exchange differences arising on loans extended from one entity to another within the same group, as these loans are regarded as part of the net investment in a foreign operation if settlement of the loans is neither planned nor likely to occur in the foreseeable future. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefit costs
Payments to defined contribution retirement benefit plans are recognised as an expense as they fall due.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with independent actuarial valuations being carried out at three-year intervals by independent actuaries.

Post-retirement benefits
The group's post-retirement benefits are valued annually by independent actuaries, with any gains and losses being recognised in profit or loss.

Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense which are taxable or deductible in other years and it further excludes items which are never taxable or deductible. The liability for current tax is calculated using tax rates which have been enacted or substantively enacted as at the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits or dividends will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits or dividends will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates which are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Land is not depreciated.

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is charged so as to write off the cost of property, plant and equipment other than land, to their estimated residual values over their estimated useful lives.

Assets held under finance leases and leasehold improvements are depreciated to their estimated residual values over their expected useful lives or, where shorter, the term of the relevant lease.

Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their own estimated useful lives.

Useful lives, residual values and methods of depreciation are reviewed annually.

The following life spans were used during the year to depreciate property, plant and equipment to estimated residual values:

Plant, furniture and equipment	3 - 20 years
Leasehold improvements	3 - 10 years
Buildings	15 - 50 years
Vehicles	3 - 5 years

The gain or loss arising on the disposal or scrapping of an item of property, plant and equipment is recognised in profit or loss.

Intangible assets other than goodwill

Intangible assets other than goodwill are recognised initially at cost if acquired separately, and at fair value if acquired as part of a business combination. If assessed as having an indefinite useful life, the intangible asset is not amortised, but is tested for impairment annually and impaired if required. If assessed as having a finite useful life, it is amortised over its estimated useful life, and tested for impairment if there is an indication that an impairment is required.

Costs to develop publishing titles internally are recognised in profit or loss.

The following life spans were used during the year to amortise intangible assets:

Patents and trademarks	10 - 20 years
Licences	3 - 5 years
Publishing titles	10 - 15 years
Computer software	3 - 5 years
Capitalised course development	10 - 15 years

Impairment of tangible and intangible assets other than goodwill

At least at each balance sheet date the carrying amounts of tangible and intangible assets are assessed to determine whether there is any indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is estimated.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate which reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount which would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years.

A reversal of an impairment loss is recognised immediately in profit or loss.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads which have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Write-downs to net realisable value are recognised in profit or loss.

Programme and film rights
Programme and film rights are recorded at ruling exchange rates at the dates on which the rights come into licence. The rights are expensed based on contracted screenings and where management has confirmed that no further screenings will take place. Rights contracted at year-end but not yet in licence are disclosed as commitments.

Sports events rights
Sports events rights are recorded at ruling exchange rates at the dates on which sports events commence. The rights are expensed over the periods of the sports events and where management has confirmed that the events will not be screened. Rights contracted at year-end for sports events which have not yet commenced are disclosed as commitments.

Financial instruments
Financial assets and financial liabilities are recognised when the group becomes a party to the contractual provisions of the instrument.

Trade receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Music, film and video contract advances
Music contract advances are written off on payment or release of the product, whichever is the earlier. Film and video contract advances are written off on first release of the relevant product.

Investments
Investments, including those in subsidiaries, are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value plus directly attributable transaction costs.

An impairment loss is recognised in profit or loss when there is objective evidence that the investment is impaired, and is measured as the difference between the investment's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the investment at the date the impairment is reversed shall not exceed what the amortised cost would have been had the impairment not been recognised.

Investments classified as financial assets at fair value through profit or loss are measured at subsequent reporting dates at fair value, with gains and losses arising from changes in fair value being recognised in profit or loss. On disposal, the difference between the net disposal proceeds and the carrying amount is recognised in profit or loss.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, and other short-term highly liquid investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are measured at fair value at initial recognition, with any changes in fair value being recognised in profit or loss.

Equity instruments
Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

Bank borrowings
Interest-bearing bank loans and overdrafts are measured at fair value.

Trade payables
Trade payables are measured at fair value.

Forward exchange contracts.
Forward exchange contracts are initially measured at fair value at the contract date, and are remeasured to fair value at subsequent reporting dates, with gains and losses arising from changes in fair value being recognised in profit or loss.

Derivatives and hedges
Derivative financial instruments are initially recorded at cost and subsequently remeasured at fair value. The method of recognising the resulting gain or loss

is dependent on the nature of the item being hedged. Derivatives are designated as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction or a firm commitment (cash flow hedge). Changes in the fair value of derivatives which are designated and qualify as fair value hedges, and which are highly effective, are recognised in profit or loss, along with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. Changes in the fair value of derivatives which are designated and qualify as cash flow hedges and which are highly effective, are recognised in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously recognised in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any gain or loss previously recognised in equity is recognised in profit or loss. At the inception of transactions the relationship between the hedging instruments and the hedged items, as well as the risk management objective and strategy, is documented. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecasted transactions or firm commitments. The assessment as to whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items is regularly reviewed.

Provisions

Provisions are recognised when there is a present obligation as a result of a past event, and it is probable that the obligation will need to be settled. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are present valued where the effect of discounting is material.

Share-based payments

Share-based payments are issued to certain employees.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the estimate of the shares which will eventually vest and adjusted for the effect of non-market conditions.

For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at fair value at each balance sheet date.

Judgements made by management

In applying the group's accounting policies, the following significant judgements have been made:

Deferred taxation assets

Deferred taxation assets are recognised to the extent that it is probable that taxable profits or dividends will be available in future against which the deferred taxation assets can be utilised. The future availability of taxable profits is based on management's judgements regarding future business plans.

Johncom's interests in M-Net and SuperSport

Johncom's interests in M-Net and SuperSport are not classified as held for sale as the disposal of these interests, which is subject to approval by the competition authorities, is not highly probable as defined in IFRS 5.

Asset lives and residual values

Property (other than land), plant and equipment are depreciated to their residual values over their expected useful lives. Residual values and asset lives are assessed annually based on management's judgement of relevant factors and conditions.

Impairment of tangible and intangible assets

At each reporting date, the carrying amounts of tangible and intangible assets are reviewed to determine whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset is then estimated.

Irrespective of whether there is any indication of impairment, intangible assets with indefinite useful lives and intangible assets not yet available for use are also tested annually for impairment by comparing their carrying amounts with their recoverable amounts.

Goodwill acquired in a business combination is also tested annually for impairment.

In its impairment testing, management takes into account various considerations including future cash flows expected to be generated by the assets under review.

Sources of estimation uncertainty

Valuation of post-retirement medical aid benefits

The actuarial valuation of post-retirement medical aid benefits is based on estimations including discount rates and healthcare cost inflation rates.

Valuation of share-based incentive schemes

The valuation models used to value the share-based incentive schemes include estimates as to expected incentive life, volatility, dividend yield and risk-free rate.

	Group		Company	
	2007 Rm	2006 Rm	**2007 Rm**	2006 Rm
3. REVENUE				
Goods sold	**3 470**	2 990	**–**	–
Services rendered	**1 889**	1 605	**–**	–
	5 359	4 595	**–**	–
4. OPERATING EXPENSES				
Operating expenses are stated after charging (crediting):				
Auditors' remuneration – group auditors	**13**	12	**1**	–
Audit fees	**11**	10	**1**	–
Fees for other services	**2**	2	**–**	–
Auditors' remuneration – other auditors	**4**	4	**–**	–
Audit fees	**2**	2	**–**	–
Fees for other services	**2**	2	**–**	–
Operating lease charges	**130**	114	**–**	–
– land and buildings	**118**	99	**–**	–
– equipment and vehicles	**12**	15	**–**	–
Net foreign exchange (profits) losses				
– unrealised	**(6)**	4	**–**	–
Loss on disposal of property, plant and equipment (note 13)	**3**	–	**–**	–
Impairment of property, plant and equipment (note 13)	**–**	3	**–**	–
Profit on disposal of intangible assets (note 15)	**(1)**	–	**–**	–
Charge for post-retirement benefits	**36**	13	**–**	–
Retirement benefit plan contributions	**57**	52	**–**	–
– defined contribution plans	**55**	51	**–**	–
– defined benefit plan (note 39)	**2**	1	**–**	–
Staff costs	**1 000**	908	**–**	–
Research and development costs	**10**	8	**–**	–

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

5.1 Business segments

	Media Rm	Retail Rm	Books and Maps Rm	Home Entertainment Rm
2007				
Revenue	1 884	897	394	353
Inter-segment revenue**	150	–	22	–
	2 034	897	416	353
Profit (loss) from operations before share-based payments and exceptional items	299	60	54	41
Share-based payments				
Profit (loss) from operations before exceptional items	299	60	54	41
Depreciation and amortisation	24	25	8	1
Impairment losses	–	–	–	–
Capital expenditure				
– property, plant and equipment	41	29	8	3
– intangible assets	3	9	3	–
Segment assets	619	133	242	72
Segment liabilities	263	115	157	30

**Includes corporate head office costs of R50 million and the equity investments in Caxton and CTP Publishers and Printers Limited.*
***Inter-segment revenue is charged on arm's length terms.*

	Media Rm	Retail Rm	Books and Maps Rm	Home Entertainment Rm
2006				
Revenue	1 565	768	312	308
Inter-segment revenue**	86	–	17	–
	1 651	768	329	308
Profit (loss) from operations before share-based payments and exceptional items	244	38	25	33
Share-based payments				
Profit (loss) from operations before exceptional items	244	38	25	33
Depreciation and amortisation	24	24	7	1
Impairment losses	–	–	–	–
Capital expenditure				
– property, plant and equipment	18	16	2	1
– intangible assets	4	2	4	–
Segment assets	782	220	160	97
Segment liabilities	446	104	121	51

**Includes corporate head office costs of R50 million and the equity investments in Caxton and CTP Publishers and Printers Limited.*
***Inter-segment revenue is charged on arm's length terms.*

Africa Rm	Music Rm	Distribution, Manufacturing and Support Services* Rm	Pay Television Rm	Eliminations Rm	Sub-Total Rm	Disposed operations Rm	Group Rm
118	121	210	1 382	–	5 359	–	**5 359**
–	–	117	77	(366)	–	–	**–**
118	121	327	1 459	(366)	5 359	–	**5 359**
(70)	2	(5)	424	–	805	(4)	**801**
		(157)			(157)		**(157)**
(70)	2	(162)	424	–	648	(4)	**644**
16	1	17	17	–	109	–	**109**
68	–	5	–	–	73	–	**73**
32	–	30	44	–	187	–	**187**
4	–	5	3	–	27	–	**27**
129	44	3 056	749	–	5 044	10	**5 054**
321	42	705	503	–	2 136	56	**2 192**

47	218	208	1 169	–	4 595	–	4 595
–	–	127	56	(286)	–	–	–
47	218	335	1 225	(286)	4 595	–	4 595
(48)	20	(11)	281	–	582	(3)	579
		(136)			(136)		(136)
(48)	20	(147)	281	–	446	(3)	443
5	1	22	19	–	103	–	103
3	–	2	–	–	5	–	5
43	–	13	25	–	118	–	118
3	–	4	2	–	19	–	19
155	68	2 243	534	–	4 259	–	4 259
228	51	370	495	–	1 866	–	1 866

	Group	
	2007 **Rm**	2006 Rm

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

5.2 Geographical segments

For management reporting purposes, the group is organised into three geographical segments, namely South Africa, rest of Africa and other overseas operations. Operations in the rest of Africa are located in Botswana, Nigeria, Ghana and Kenya. Other overseas operations are located in Australia, New Zealand and the United Kingdom.

	2007 Rm	2006 Rm
Revenue		
South Africa	**5 014**	4 378
Rest of Africa	**127**	55
Other overseas operations	**218**	162
	5 359	4 595

	Segment assets		Capital expenditure on property, plant, equipment and intangible assets	
Group	**2007 Rm**	2006 Rm	**2007 Rm**	2006 Rm
Assets excluding goodwill	**4 748**	3 991	**214**	137
South Africa	**4 456**	3 737	**171**	92
Rest of Africa	**136**	152	**41**	43
Other overseas operations	**156**	102	**2**	2
Goodwill	**306**	268		
	5 054	4 259	**214**	137

	Group 2007 Rm	Group 2006 Rm	Company 2007 Rm	Company 2006 Rm
6. DEPRECIATION				
Plant, furniture and equipment	**78**	71	**–**	–
Leasehold improvements	**3**	2	**–**	–
Buildings	**1**	1	**–**	–
Vehicles	**3**	5	**–**	–
Capitalised leased assets	**4**	4	**–**	–
	89	83	**–**	–
7. AMORTISATION				
Patents and trademarks	**7**	9	**–**	–
Licences	**1**	2	**–**	–
Publishing titles	**1**	–	**–**	–
Computer software	**11**	7	**–**	–
Capitalised course development	**–**	2	**–**	–
	20	20	**–**	–
8. EXCEPTIONAL ITEMS				
Fair value adjustment of listed equities	**43**	36	**41**	19
Reversal of impairments of loans	**5**	–	**100**	411
Impairment of non-current assets in Africa business unit	**(68)**	–	**–**	–
Property, plant and equipment	**(53)**	–	**–**	–
Goodwill	**(15)**	–	**–**	–
Profit on disposal of operations	**–**	14	**–**	–
Other	**2**	(1)	**–**	–
	(18)	49	**141**	430

The worse than expected economic performance of the Africa business unit indicated an impairment of this business segment. Impairment testing was therefore conducted to estimate the recoverable amount of this business based on value in use, using discount rates of 23% per annum for the Nigerian operations and 24% per annum for the Kenyan operations.

	Group 2007 Rm	Group 2006 Rm	Company 2007 Rm	Company 2006 Rm
9. FINANCE INCOME				
Interest received	71	50	**33**	10
Bank deposits	**62**	31	**33**	10
Associates	**1**	1	**–**	–
Other	**8**	18	**–**	–
Dividends received	**1**	2	**152**	184
Subsidiaries			**–**	17
Joint ventures			**77**	99
Associates			**75**	66
Investments	**1**	2	**–**	2
	72	52	**185**	194

Annual financial statements

	Group 2007 Rm	Group 2006 Rm	Company 2007 Rm	Company 2006 Rm
10. FINANCE COSTS				
Interest paid				
Borrowings	**26**	23	**2**	2
Obligations under finance leases	**1**	2	**–**	–
	27	25	**2**	2
11. TAXATION				
Current taxation	**303**	216	**9**	–
South African normal taxation				
- current year	**271**	210	**9**	–
- prior year under (over) provisions	**11**	(6)	**–**	–
Capital gains taxation	**7**	–	**–**	–
Secondary tax on companies	**10**	12	**–**	–
Foreign and withholding taxation	**4**	–	**–**	–
Deferred taxation (note 26)	**(46)**	(39)	**6**	3
Current year	**(46)**	(41)	**6**	3
Prior year under provisions	**–**	2	**–**	–
	257	177	**15**	3

- South African normal taxation is calculated at 29% (2006: 29%) of the estimated taxable income for the year. The closing balance on deferred taxation is calculated at 29% (2006: 29%).
- Taxation of foreign subsidiaries is calculated at the rates prevailing in their respective jurisdictions.

	%	%	%	%
Tax rate reconciliation				
Taxation at the standard rate	**29,0**	29,0	**29,0**	29,0
Tax effect of expenses which are not deductible in determining taxable income	**0,9**	3,8	**0,7**	0,2
Deferred taxation not raised on assessed losses	**2,3**	2,3	**–**	–
Difference due to share of profits of associates	**(6,9)**	(7,6)	**–**	(0,2)
Exempt income, exceptional items and capital profits	**1,1**	(2,6)	**(23,1)**	(29,0)
Secondary tax on companies	**1,2**	1,7	**–**	–
Capital gains tax	**0,2**	0,9	**(1,9)**	0,5
Prior year under (over) provisions	**1,3**	(0,7)	**–**	–
Other	**(0,4)**	(1,6)	**–**	–
	29,2	25,2	**4,7**	0,5
Tax losses				
Estimated assessable losses available for the reduction of future taxable income and not taken into account in the computation of deferred taxation	**61**	84	**–**	–

Details of the company's unused secondary tax on companies credits are provided in note 26.

	2007 Rm	2006 Rm

12. EARNINGS AND DIVIDENDS PER ORDINARY SHARE

Group

12.1 Earnings per ordinary share

The calculation of basic attributable and headline earnings per ordinary share is based on attributable earnings of R613 million (2006: R512 million) and headline earnings of R684 million (2006: R506 million) respectively, and a weighted average of 103 821 159 (2006: 104 014 819) ordinary shares in issue.

The calculation of diluted attributable and headline earnings per ordinary share is based on attributable earnings of R613 million (2006: R512 million) and headline earnings of R684 million (2006: R506 million) respectively, and a weighted average of 104 004 056 (2006: 104 014 819) ordinary shares in issue.

	2007 Rm	2006 Rm
Reconciliation between attributable and headline earnings		
Attributable earnings	613	512
Reconciling items (after taxation and minority interests, where applicable):		
Impairment of non-current assets in Johncom Africa business unit	68	–
Goodwill impairment	5	2
Loss on disposal of property, plant and equipment	3	–
(Profit) loss on disposal of intangible assets	(1)	1
Profit on disposal of operations	–	(13)
Impairment of property, plant and equipment	–	3
Other	(4)	1
Headline earnings	684	506
Attributable earnings per ordinary share (cents)		
Basic	590	492
Diluted	589	492
Headline earnings per ordinary share (cents)		
Basic	659	486
Diluted	658	486

Company

12.2 Dividends per ordinary share

	2007 Rm	2006 Rm
Dividend number 191 paid on 17 July 2006 - 100 cents per share (2006: Dividend number 190 paid on 19 December 2005 – 75 cents per share)	104	78

On 19 June 2007, the directors declared dividend number 192 of 120 cents per ordinary share (191: 100 cents paid on 17 July 2006), payable on 30 July 2007. This dividend has not been included as a liability in these financial statements and has no accompanying secondary tax on companies liability as the company has sufficient credits (refer note 26).

In compliance with the requirements of Strate, the electronic settlement and custody system used by the JSE Limited, the company has determined the following salient dates for the payment of the dividend:

Last date to trade cum dividend	Friday, 20 July 2007
Shares commence trading ex dividend	Monday, 23 July 2007
Record date	Friday, 27 July 2007
Payment date	Monday, 30 July 2007

Share certificates may not be dematerialised or rematerialised between Monday, 23 July 2007 and Friday, 27 July 2007, both days inclusive.

Group	Plant, furniture and equipment Rm	Leasehold improvements Rm	Freehold land and buildings Rm	Vehicles Rm	Capitalised leased assets Rm	Total Rm
13. PROPERTY, PLANT AND EQUIPMENT						
COST						
Balance at 31 March 2005	776	23	65	34	75	973
Additions at cost	88	3	8	8	11	118
Disposal of joint ventures	(16)	–	–	–	–	(16)
Other disposals	(23)	–	–	(5)	(3)	(31)
Foreign exchange differences	(1)	–	–	–	–	(1)
Transfer to intangible assets	(54)	–	–	–	–	(54)
Reallocation between categories	(2)	–	–	2	–	–
Balance at 31 March 2006	**768**	**26**	**73**	**39**	**83**	**989**
Additions at cost	152	4	9	6	16	187
Acquisitions of subsidiaries	16	3	–	1	–	20
Disposal of subsidiaries	(1)	–	–	–	–	(1)
Other disposals	(101)	(5)	(3)	(5)	–	(114)
Foreign exchange differences	14	2	1	3	1	21
Reallocation between categories	106	5	–	(23)	(88)	–
Balance at 31 March 2007	**954**	**35**	**80**	**21**	**12**	**1 102**
ACCUMULATED DEPRECIATION AND IMPAIRMENT						
Balance at 31 March 2005	536	11	11	23	35	616
Charge for the year	71	2	1	5	4	83
Impairment	1	–	–	2	–	3
Disposal of joint ventures	(9)	–	–	–	–	(9)
Other disposals	(23)	–	–	(5)	–	(28)
Foreign exchange differences	(1)	–	–	–	–	(1)
Transfer to intangible assets	(35)	–	–	–	–	(35)
Balance at 31 March 2006	**540**	**13**	**12**	**25**	**39**	**629**
Charge for the year	78	3	1	3	4	89
Impairment	46	7	–	–	–	53
Acquisition of subsidiaries	5	–	–	–	–	5
Other disposals	(96)	(4)	–	(4)	–	(104)
Foreign exchange differences	3	–	–	–	–	3
Reallocation between categories	53	–	1	(14)	(40)	–
Balance at 31 March 2007	**629**	**19**	**14**	**10**	**3**	**675**
CARRYING AMOUNT						
At 31 March 2006	228	13	61	14	44	360
At 31 March 2007	**325**	**16**	**66**	**11**	**9**	**427**
PROFIT (LOSS) ON DISPOSALS						
For the year ended 31 March 2006						
Proceeds	3	–	–	–	–	3
Net book value of disposals	–	–	–	–	3	3
Profit (loss) on disposals	**3**	**–**	**–**	**–**	**(3)**	**–**
For the year ended 31 March 2007						
Proceeds	1	–	4	2	–	7
Net book value of disposals	5	1	3	1	–	10
(Loss) profit on disposals	**(4)**	**(1)**	**1**	**1**	**–**	**(3)**

- Registers containing details of the freehold land and buildings are available for inspection at the registered offices of the respective group companies.
- Property, plant and equipment with a net book value of R30 million (2006: R44 million) is encumbered as reflected in note 24.

	Group 2007 Rm	2006 Rm
14. GOODWILL		
COST		
Balance at beginning of year	**274**	268
Acquisition of subsidiaries and joint venture	**63**	7
Disposal of subsidiaries and joint venture	**(5)**	–
Exchange differences and other	**–**	(1)
Balance at end of year	**332**	274
ACCUMULATED IMPAIRMENT		
Balance at beginning of year	**6**	4
Impairment	**20**	2
Balance at end of year	**26**	6
CARRYING AMOUNT		
At beginning of year	**268**	264
At end of year	**306**	268

- R221 million of the carrying amount arises in connection with the acquisition of the additional 12,5% interests in M-Net and SuperSport in 2005. The carrying amount is reviewed with reference to value in use based on subscriber base and programming rights assumptions which reflect past experience.

  R40 million of the carrying amount arises in connection with the acquisition of the 40% minority stake in Compact Disc Technologies.

  Cash flows have been projected based on a period not exceeding five years using historic growth rates discounted by the group's cost of borrowings.

  The carrying amounts of goodwill in respect of other cash-generating units are not significant in comparison with the entity's total carrying amount of goodwill.

- The R20 million impairment comprises R15 million in respect of the Africa business unit (see exceptional items note 8) and R5 million on the loss of the Paramount licence which had goodwill allocated to it.

  The impairment in the prior year arose at CD Duplications, a cash-generating unit within Compact Disc Technologies. Given the rapid changes in the environment in which the CD Duplications business operates it was decided to obtain an independent valuation of the business. Based on the valuation obtained the investment was impaired.

Group	Patents and trade-marks Rm	Licences Rm	Publish-ing titles Rm	Computer software Rm	Capita-lised course develop-ment Rm	Other deferred expen-diture Rm	Total Rm
15. OTHER INTANGIBLE ASSETS							
COST							
Balance at 31 March 2005	121	17	81	–	21	2	242
Additions at cost	–	4	3	12	–	–	19
Transfer from property, plant and equipment	–	–	–	54	–	–	54
Disposals	–	–	–	–	(21)	(2)	(23)
Balance at 31 March 2006	**121**	**21**	**84**	**66**	**–**	**–**	**292**
Additions at cost	1	3	–	23	–	–	27
Disposals	–	–	–	(9)	–	–	(9)
Foreign exchange differences	–	–	3	–	–	–	3
Reallocation between categories	–	(4)	–	4	–	–	–
Balance at 31 March 2007	**122**	**20**	**87**	**84**	**–**	**–**	**313**
ACCUMULATED AMORTISATION AND IMPAIRMENTS							
Balance at 31 March 2005	54	15	60	–	5	2	136
Charge for the year	9	2	–	7	2	–	20
Transfer from property, plant and equipment	–	–	–	35	–	–	35
Disposals	–	–	–	–	(7)	(2)	(9)
Balance at 31 March 2006	**63**	**17**	**60**	**42**	**–**	**–**	**182**
Charge for the year	7	1	1	11	–	–	20
Disposals	–	–	–	(9)	–	–	(9)
Foreign exchange differences	–	–	3	–	–	–	3
Reallocation between categories	–	(3)	–	3	–	–	–
Balance at 31 March 2007	**70**	**15**	**64**	**47**	**–**	**–**	**196**
CARRYING AMOUNT							
At 31 March 2006	58	4	24	24	–	–	110
At 31 March 2007	**52**	**5**	**23**	**37**	**–**	**–**	**117**
PROFIT ON DISPOSALS							
For the year ended 31 March 2006							
Proceeds	–	–	–	–	14	–	14
Net book value of disposals	–	–	–	–	(14)	–	(14)
Profit on disposals	**–**	**–**	**–**	**–**	**–**	**–**	**–**
For the year ended 31 March 2007							
Proceeds	–	–	–	1	–	–	1
Net book value of disposals	–	–	–	–	–	–	–
Profit on disposals	**–**	**–**	**–**	**1**	**–**	**–**	**1**

	Group		Company	
	2007 Rm	2006 Rm	**2007 Rm**	2006 Rm
16. INTERESTS IN SUBSIDIARIES AND JOINT VENTURES				
Subsidiaries				
Unlisted shares at cost less amount written off			**418**	318
Net amount owing by subsidiaries			**294**	453
Amount owing to subsidiaries			**(131)**	(90)
Amount owing by subsidiaries			**425**	543
			712	771
Joint ventures			**393**	393
Unlisted shares at cost			**310**	310
Amount owing by joint ventures			**83**	83
Total interests in subsidiaries and joint ventures			**1 105**	1 164
Details of interests in directly held subsidiaries are set out in Annexure 1 on page 77. Details of joint ventures are set out in note 41.				
17. INTERESTS IN ASSOCIATES				
Listed				
Directly held	**529**	481	**80**	80
Cost less amount written off	**80**	80	**80**	80
Share of post-acquisition reserves	**449**	401		
Indirectly held	**492**	490	**8**	8
Cost less amount written off	**8**	8	**8**	8
Share of post-acquisition reserves	**484**	482		
	1 021	971	**88**	88
Unlisted	**67**	63	**–**	–
Cost less amount written off	**2**	2	**–**	–
Amount owing by associates	**50**	51	**–**	–
Share of post-acquisition reserves	**15**	10		
Carrying amount of interests in associates	**1 088**	1 034	**88**	88
Market value – interest in directly held listed associates	**1 502**	1 201	**1 502**	1 201
Directors' valuation – interest in indirectly held listed associates	**1 297**	1 037	**1 459**	1 037
Directors' valuation – interest in unlisted associates	**67**	63	**–**	–

- Details of the group's interests in associates are set out in Annexures 2 and 3 on pages 78 to 80.
- Associates held 3 528 256 (2006: 2 197 696) shares in Johnnic Communications Limited at the balance sheet date.

	Group		Company	
18. INVESTMENTS				
Non-current investments				
Unlisted investments at cost less amount written off	**3**	1	**–**	–
Directors' valuation of investments	**3**	1	**–**	–

Annual financial statements

	Group		Company	
	2007 Rm	2006 Rm	**2007 Rm**	2006 Rm
19. INVENTORIES				
Merchandise	**302**	252	**–**	–
Work in progress	**8**	7	**–**	–
Raw materials	**28**	17	**–**	–
Consumable stores and maintenance spares	**5**	6	**–**	–
Programme and film rights and sports events rights	**224**	226	**–**	–
	567	508	**–**	–
Inventories write-offs expensed	**12**	12	**–**	–
Inventories recognised as an expense in cost of sales	**1 361**	1 331	**–**	–
20. TRADE AND OTHER RECEIVABLES				
Trade receivables	**698**	703	**–**	–
Gross	**742**	726	**–**	–
Allowances for doubtful receivables	**(44)**	(23)	**–**	–
Sundry receivables	**382**	240	**1**	1
Prepayments	**131**	48	**–**	–
	1 211	991	**1**	1
The directors consider that the carrying amount of trade and other receivables approximates their fair value.				
21. LISTED EQUITIES				
MTN Group Limited	**108**	67	**108**	67
Naspers Limited	**42**	42	**–**	–
	150	109	**108**	67
The fair values of these listed equities are based on quoted market prices at the balance sheet date, and are classified as financial assets at fair value through profit or loss.				
22. SHARE CAPITAL AND PREMIUM				
Authorised share capital				
120 000 000 (2006: 120 000 000) ordinary shares of 10 cents each	**12**	12	**12**	12
Issued and fully paid-up share capital				
103 821 159 (2006: 103 821 159) ordinary shares of 10 cents each	**10**	10	**10**	10
Share premium	**796**	796	**796**	796
	806	806	**806**	806
23. OTHER RESERVES				
Non-distributable reserves				
Post-acquisition portion of reserves of subsidiaries and joint ventures not available for distribution	**24**	16		
Foreign currency translation reserve	**41**	1		
Equity – share options outstanding	**2**	–	**–**	–
	67	17	**–**	–

	Group		Company	
	2007 Rm	2006 Rm	**2007 Rm**	2006 Rm
24. BORROWINGS				
Unsecured				
• Bank overdrafts[1]	**89**	31	**–**	–
• Johncom West Africa outside shareholders The loans bear interest at 15,0% and have no fixed terms of repayment.	**41**	30	**–**	–
• Various borrowings The loans are interest-free and have no fixed terms of repayment.	**5**	17	**–**	–
• Loan from BDFM Publishers (Proprietary) Limited The loan bears interest at a rate floating between 5,5% and 7,5% and has no fixed terms of repayment.	**12**	14	**25**	27
Total unsecured borrowings	**147**	92	**25**	27
Secured				
• Diamond Bank (Nigeria) The loan bears interest at 17,0%, is repayable in July 2009, and is secured over the assets of the Nigerian retail company.	**11**	–	**–**	–
• Standard Bank The loan bears interest at 10,75%, is repayable in annual instalments until 2011, and is secured over stadium assets.	**1**	–	**–**	–
• Hire Purchase agreements The agreements have interest rates varying from prime less 3% to prime less 1,5%, and repayment terms ranging from three to five years. The underlying assets provide the security.	**28**	–	**–**	–
• Finance leases Interest rates vary from 7,9% to 19,0%. The leases are repayable within three to five years and are secured by the underlying assets.	**8**	27	**–**	–
• Tsogo Sun The loan is interest-free with no fixed repayment date and is secured over the assets of the Montecasino site.	**4**	4	**–**	–
Total secured borrowings	**52**	31	**–**	–
Total borrowings	**199**	123	**25**	27
The maturities of the above borrowings are as follows:				
Within one year	**163**	104	**25**	27
In the second to fifth years inclusive	**36**	19	**–**	–
Total borrowings	**199**	123	**25**	27
Amount due within one year shown under current liabilities	**(163)**	(104)	**(25)**	(27)
Total long-term borrowings	**36**	19	**–**	–
Assets encumbered				
Property, plant and equipment (note 13)	**30**	44		

In terms of its articles of association, the company's borrowing powers are unrestricted.

[1] *The group's bank overdrafts and call borrowings are denominated in the currencies of the countries of the group's operations and carry interest at floating market rates. The group's management considers that the carrying amounts of bank borrowings reasonably approximate their fair value, as they are transacted at current market rates.*

	Group	
	2007	2006

25. POST-RETIREMENT BENEFITS LIABILITIES

Certain group companies have unfunded obligations to provide post-retirement medical aid benefits to certain of their pensioners and employees on their retirement. An obligation in respect of post-retirement medical aid benefits no longer forms part of the conditions of employment for new employees. The quantum of the post-retirement medical aid obligation is determined by independent actuaries.

	2007	2006
Principal actuarial assumptions		
Discount rate	**7,75% p.a.**	8,0% p.a.
Healthcare cost inflation rate	**6,75% p.a.**	6,5% p.a.
Number of members		
In-service	**659**	683
Pensioners	**455**	445
	1 114	1 128

	Rm	Rm
Post-retirement benefits liabilities at 1 April	**134**	123
Current service costs	**3**	4
Interest costs	**10**	10
Expected employer benefit payments	**(6)**	(6)
	141	131
Actuarial loss	**20**	3
Past service cost	**–**	–
Post-retirement benefits liabilities at 31 March	**161**	134
The present value of the unfunded obligation is fully provided.		
Effect of one percentage point movement in the assumed healthcare cost trend rates on:		
Aggregate of current service costs and interest costs		
-1%	**(15)**	(11)
+1%	**17**	12
Accumulated post-retirement benefits liabilities		
-1%	**(9)**	(4)
+1%	**7**	7
Experience adjustments arising on plan liabilities	**20**	2
Contributions expected to be paid in next financial year	**8**	7

	Balance at 31 March 2006 Rm	Credit (charge) to income Rm	Credit (charge) to equity Rm	Balance at 31 March 2007 Rm
26. DEFERRED TAXATION				
Group				
Tax effect of:				
Excess tax allowances over depreciation charge	(7)	(4)	–	**(11)**
Expenditure capitalised, but allowable for taxation purposes in the year in which it is incurred	4	–	(1)	**3**
Assessable losses	9	(2)	–	**7**
Working capital allowances	(1)	1	–	**–**
Post-retirement benefits liabilities	29	18	–	**47**
Provisions	81	31	–	**112**
Programme and film rights	(7)	3	–	**(4)**
Revaluation of investments	(10)	(7)	(2)	**(19)**
Embedded derivatives	(9)	9	–	**–**
Operating leases equalisation liabilities	33	(3)	–	**30**
	122	46	(3)	**165**
Reconciled as follows:				
Deferred taxation assets	147			**188**
Deferred taxation liabilities	(25)			**(23)**
Company				
Tax effect of:				
Capital gains tax on fair value of listed equities through profit or loss	(3)	(6)	–	**(9)**
Reconciled as follows:				
Deferred taxation liabilities	(3)			**(9)**

At the balance sheet date, the company had unused secondary tax on companies (STC) credits amounting to R439 million (2006: R390 million).

A deferred tax asset has not been recognised for these unused STC credits as, at the balance sheet date, the probability of their future utilisation was not sufficiently certain. In addition, the Minister of Finance's 2007 Budget speech introduced uncertainties regarding STC. These uncertainties currently militate against a deferred tax asset being recognised for the unused STC credits.

	Group		Company	
	2007 **Rm**	2006 Rm	**2007** **Rm**	2006 Rm
27. TRADE AND OTHER PAYABLES				
Trade payables	**363**	285	**–**	–
Sundry payables	**309**	300	**1**	–
Accrued expenses and other payables	**348**	345	**–**	–
Forward exchange contract liabilities	**299**	242	**–**	–
Current portion of share-based payments liabilities	**115**	70	**–**	–
Current portion of operating leases equalisation liabilities	**10**	6	**–**	–
	1 444	1 248	**1**	–

Group	**Balance at 31 March 2006 Rm**	**Provided during the year Rm**	**Utilised during the year Rm**	**Balance at 31 March 2007 Rm**
28. PROVISIONS				
Overage	1	8	(8)	**1**
Turnover rent	8	4	(5)	**7**
Onerous leases	13	–	(9)	**4**
	22	12	(22)	**12**

- **Overage**
  The provision represents royalties which are payable by
  Nu Metro Distribution to the studio houses. The provision is based on royalty percentages, and the amount finally paid is dependent on the performance of the film.
- **Turnover rent**
  The provision is in respect of certain Exclusive Books stores, and represents the excess of "turnover rent" over "base rent" which is payable to landlords.
- **Onerous leases**
  The provision arises in Nu Metro Theatres, and is in respect of sub-economic leases. The provision is calculated based on discounted future rental costs.

29. FINANCIAL INSTRUMENTS

29.1 Foreign currency exposure

The group operates in the global business environment and therefore enters into transactions in currencies other than functional currencies. Exposure to the risk of fluctuating exchange rates is reduced by the use of forward exchange contracts. The group does not enter into derivative contracts for speculative purposes.

At the balance sheet date, the group had contracted to pay the following amounts under forward exchange contracts:

Group	Foreign amounts 2007 Rm	Foreign amounts 2006 Rm	Rand contract amounts 2007 Rm	Rand contract amounts 2006 Rm	Rand fair value amounts 2007 Rm	Rand fair value amounts 2006 Rm
US dollar	**37**	33	**266**	224	**280**	207
British pound	**–**	2	**4**	19	**4**	19
Euro	**–**	1	**3**	7	**3**	7
Hong Kong dollar	**1**	2	**1**	2	**1**	2
Singapore dollar	**2**	2	**11**	6	**11**	6
Canadian dollar	**–**	–	**–**	1	**–**	1
			285	259	**299**	242

Included in the group balance sheet are the following amounts denominated in currencies other than the functional currency of the relevant entities:

Group	2007 South Africa Rm	2007 Rest of Africa Rm	2007 Other overseas operations Rm	2006 South Africa Rm	2006 Rest of Africa Rm	2006 Other overseas operations Rm
Assets						
Non-current assets						
British pound	**–**	**–**	**36**	–	–	24
Australian dollar	**–**	**–**	**21**	–	–	14
New Zealand dollar	**–**	**–**	**7**	–	–	5
Botswana pula	**–**	**7**	**–**	–	5	–
Kenyan shilling	**–**	**24**	**–**	–	20	–
Nigerian naira	**–**	**59**	**–**	–	89	–
Current assets						
US dollar	**–**	**–**	**–**	3	–	–
British pound	**–**	**–**	**65**	–	–	46
Australian dollar	**–**	**–**	**24**	–	–	11
New Zealand dollar	**–**	**–**	**3**	–	–	2
Kenyan shilling	**–**	**3**	**–**	–	3	–
Nigerian naira	**–**	**15**	**–**	–	20	–
	–	**108**	**156**	3	137	102
Liabilities						
Non-current liabilities						
US dollar	**–**	**–**	**–**	7	–	–
British pound	**–**	**–**	**2**	–	–	1
Kenyan shilling	**–**	**49**	**–**	–	3	–
Nigerian naira	**–**	**150**	**–**	–	37	–
Current liabilities						
US dollar	**–**	**–**	**–**	2	–	–
British pound	**2**	**–**	**115**	1	–	106
Australian dollar	**–**	**–**	**21**	–	–	9
New Zealand dollar	**–**	**–**	**3**	–	–	2
Botswana pula	**–**	**1**	**–**	–	1	–
Kenyan shilling	**–**	**15**	**–**	–	8	–
Nigerian naira	**–**	**47**	**–**	–	15	–
	2	**262**	**141**	10	64	118

	Group	
	2007 Rm	2006 Rm

29. FINANCIAL INSTRUMENTS (continued)

29.2 Interest rate risk

The group is exposed to interest rate risk where it is in an interest-bearing borrowed position.

29.3 Concentration of credit risk

The group's credit risk is primarily attributable to its trade and other receivables and its bank balances, deposits and cash. The group has no significant concentration of credit risk as its exposure is spread over a large number of customers. The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by management based on prior experience and the current economic environment.

29.4 Fair value of financial assets and liabilities

	2007 Rm	2006 Rm
Long-term receivables	**3**	23
Embedded derivatives	**1**	21
Trade and other receivables	**1 211**	991
Bank balances, deposits and cash	**970**	653
Trade and other payables	**(1 444)**	(1 248)
Bank overdrafts and other short-term borrowings	**(163)**	(104)

Financial assets and liabilities are carried at fair value.

29.5 Exchange rates to South African rand

Year-end closing rates	2007	2006
US dollar	**7,28**	6,13
British pound	**14,34**	10,64
Euro	**9,69**	7,46
Australian dollar	**5,85**	4,41
New Zealand dollar	**5,18**	3,77
Botswana pula	**1,16**	1,14
Kenyan shilling	**0,11**	0,09
Nigerian naira	**0,06**	0,05
Ghanaian cedi (per 100)	**0,08**	0,07

	Group		Company	
	2007 Rm	2006 Rm	**2007 Rm**	2006 Rm
30. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH GENERATED BY (USED IN) OPERATIONS				
Profit before taxation	**880**	703	**316**	616
Adjustments for:				
Share of profits of associates	**(209)**	(184)		
Finance income allocated to:	**(72)**	(52)	**(185)**	(194)
– operating activities	**(71)**	(50)	**(33)**	(10)
– investing activities	**(1)**	(2)	**(152)**	(184)
Finance costs	**27**	25	**2**	2
Depreciation	**89**	83	**–**	–
Amortisation	**20**	20	**–**	–
Goodwill impairment	**5**	2		
Increase in post-retirement benefits liabilities	**27**	11	**–**	–
Non-cash portion of exceptional items	**18**	(49)	**(141)**	(430)
Loss on disposal of property, plant and equipment	**3**	–	**–**	–
Profit on disposal of intangible assets	**(1)**	–	**–**	–
Impairment of property, plant and equipment	**–**	3	**–**	–
Odd-lot offer expenses	**–**	2	**–**	2
Share incentive scheme provision	**106**	60	**–**	–
Other non-cash items	**8**	(9)	**–**	–
Operating cash flows before movements in working capital	**901**	615	**(8)**	(4)
Movements in working capital	**(101)**	(82)	**1**	(2)
(Increase) decrease in inventories	**(52)**	39	**–**	–
(Increase) in trade and other receivables	**(184)**	(110)	**–**	(1)
Increase (decrease) in trade and other payables	**135**	(11)	**1**	(1)
Net cash generated by (used in) operations	**800**	533	**(7)**	(6)
31. INCOME FROM INVESTMENTS				
Cash dividends received from:				
Subsidiaries			**–**	17
Joint ventures			**77**	99
Associates	**78**	68	**75**	66
Investments	**3**	2	**–**	2
	81	70	**152**	184

	Group		Company	
	2007 Rm	2006 Rm	**2007 Rm**	2006 Rm
32. ACQUISITIONS AND DISPOSALS OF INTERESTS IN JOINT VENTURES, ASSOCIATES AND OTHER INVESTMENTS				
Joint ventures				
Disposal of interest in joint ventures				
Net assets disposed				
Property, plant and equipment	**–**	(7)		
Goodwill	**–**	(6)		
Other intangible assets	**–**	(8)		
Other non-current assets	**–**	(6)		
Bank balances, deposits and cash	**–**	(4)		
Long-term borrowings	**–**	1		
Net current liabilities	**–**	4		
Total net assets disposed	**–**	(26)	**–**	–
Profit on disposal	**–**	(13)	**–**	–
Total consideration	**–**	(39)	**–**	–
Settled by:				
Cash	**–**	39	**–**	–
Net cash inflow arising on disposals				
Cash consideration received	**–**	39	**–**	–
Net bank balances, deposits and cash disposed	**–**	(4)	**–**	–
	–	35	**–**	–
Associates				
Net decrease in loans	**1**	2	**–**	–
Other investments				
Proceeds on disposal	**–**	32	**–**	–
Acquisition of minority interests in subsidiaries	**(60)**	(9)	**–**	–

	Group	
	2007 Rm	2006 Rm

33. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

33.1 Acquisition of subsidiaries

During the year the group acquired the following subsidiaries:

- Ochre Media (Proprietary) Limited on 7 April 2006
- Nu Metro Kenya Limited on 1 January 2007. (Nu Metro Kenya Limited was previously reported as a joint venture. The remaining 50% was acquired on 1 January 2007.)

	2007 Rm	2006 Rm
Net assets acquired		
Property, plant and equipment	**15**	–
Bank balances, deposits and cash	**4**	3
Long-term borrowings	**(19)**	–
Net current liabilities	**(9)**	(3)
Total net (liabilities) assets acquired	**(9)**	–
Minority interests	**(1)**	–
Goodwill	**23**	5
Total consideration	**13**	5
Settled by:		
Cash	**(9)**	(5)
Net cash outflow arising on acquisitions		
Cash consideration paid	**(9)**	(5)
Net bank balances, deposits and cash acquired	**4**	3
	(5)	(2)

33.2 Disposal of subsidiaries

During the year, the group disposed of the following subsidiary:

- Warwick Sport and Media (Proprietary) Limited on 25 August 2006

	2007 Rm	2006 Rm
Net assets disposed		
Property, plant and equipment	**(1)**	–
Other non-current assets	**(5)**	–
Bank balances, deposits and cash	**(5)**	–
Net current liabilities	**3**	1
Total net (assets) liabilities disposed	**(8)**	1
Minority interest	**1**	–
Profit (loss) on disposal	**1**	(1)
Total consideration	**(6)**	–
Satisfied by:		
Cash	**6**	–
Net cash inflow arising on disposals		
Cash consideration received	**6**	–
Net bank balances, deposits and cash disposed	**(5)**	–
	1	–

	Group		Company	
	2007 **Rm**	2006 Rm	**2007** **Rm**	2006 Rm
34. ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT				
Additions				
• to maintain operations	**102**	73	**–**	–
• to expand operations	**85**	45	**–**	–
Total additions (note 13)	**187**	118	**–**	–
35. CASH AND CASH EQUIVALENTS				
Bank balances, deposits and cash	**970**	653	**602**	383
Bank overdrafts (note 24)	**(89)**	(31)	**–**	–
	881	622	**602**	383
Bank balances, deposits and cash have original maturities of three months or less. The carrying amounts of these assets approximate their fair values.				
Bank overdrafts are comprised as follows:				
South African rand	**65**	24	**–**	–
Foreign currencies	**24**	7	**–**	–
	89	31	**–**	–
36. CONTINGENT LIABILITIES AND COMMITMENTS				
Claims which may result from pending litigation	**11**	4	**–**	–
Licence fee dispute with the South African Revenue Service	**13**	12	**–**	–
Unconditional programme and film rights purchase obligations	**687**	585	**–**	–
	711	601	**–**	–
37. CAPITAL EXPENDITURE COMMITMENTS				
Contracted but not provided for	**7**	12	**–**	–
Authorised but not yet contracted for	**66**	53	**–**	–
	73	65	**–**	–
The capital expenditure will be financed from cash resources.				
38. LEASE COMMITMENTS				
At the balance sheet date, the group had outstanding commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:				
Within one year	**128**	110	**–**	–
In the second to fifth years inclusive	**443**	419	**–**	–
After five years	**144**	154	**–**	–
	715	683	**–**	–
Lease payments recognised in income are reflected in note 4.				

39. RETIREMENT BENEFIT PLANS

The group has retirement benefit plans covering substantially all employees. Eligible employees are members of either defined contribution or defined benefit plans administered by the group, or are members of funds associated with industry or employee organisations.

The South African retirement benefit plans are governed by the Pension Funds Act, 1956. The assets of the plans are held separately from those of the group, in funds under the control of trustees. The cost charged to income represents contributions payable to the plans by the group at rates specified in the rules of each plan (note 4).

Defined contribution plans

The defined contribution plans are designed to provide a lump sum on retirement or a combination of a lump sum and a pension. The benefits are dependent on the investment performance of the plans. Both employees and group companies contribute to the plans on a fixed contribution basis. Apart from contributions paid the group has no further obligations in respect of these plans.

The Johnnic Communications Limited Pension Fund, although it is principally a defined contribution plan, includes an element of defined benefits. Details relating to the fund's defined benefit membership are presented below.

Valuations are done at three-year intervals. The last valuation was done for 2004 when the principal actuarial assumptions used were:

	2004
Discount rate	5,0% p.a.
Expected return on plan assets	9,7% p.a.
Future salary increase	6,5% p.a.
Future pension increase	4,5% p.a.
The membership of the fund was:	
In-service members	37

The financial condition of the fund was:

	Rm
Fair value of plan assets	16
Fair value of plan liabilities	(16)
Fair value of plan surplus	–

Amounts recognised in income are as follows (note 4):

	Group	
	2007 Rm	2006 Rm
Current service cost	**1**	–

Defined benefit plan

It is the policy of the group to ensure that the Johnnic Entertainment Limited Pension Fund is adequately funded to provide for the pension liabilities of members of the fund. The current service cost is charged to the income statement in the year in which the related services are rendered by the in-service members. Actuarial valuations are carried out at three-year intervals by independent actuaries using the projected unit credit method. The effects of differences between assumptions and actual experience, changes in actuarial assumptions, and amendments to plans are spread over the estimated average remaining working lives of employees. The statutory actuarial valuation prepared as at 31 December 2001, concluded that the fund was in a sound financial condition at that date. The draft statutory actuarial valuation as at 31 December 2004 also concluded that the fund was in a sound financial condition at that date.

The principal actuarial assumptions used in the valuations were:

	2004
Discount rate	4,0% p.a.
Expected return on plan assets	7,9% p.a.
Future salary increase	5,0% p.a.
Future pension increase	1,8% p.a.
The membership of the fund was:	
In-service members	20
Pensioner members	476
	496

39. RETIREMENT BENEFIT PLANS (continued)

The financial condition of the fund was as follows:

	Rm
Fair value of plan assets	132
Fair value of plan liabilities	(132)
Fair value of plan surplus	–

The 2004 draft valuation takes into account the surplus apportionment scheme approved by the plan's trustees. An employer's surplus account of R13 million is included in the fair value of plan liabilities.

Amounts recognised in income are as follows (note 4):

	Group	
	2007 Rm	2006 Rm
Current service cost	**1**	1

	Group		Company	
	2007 Rm	2006 Rm	**2007 Rm**	2006 Rm
40. RELATED PARTY TRANSACTIONS				
Directors' remuneration				
Non-executive directors				
Fees for services as directors			**3**	2
Executive directors			**22**	25
Salaries			**3**	5
Bonuses and performance-related payments			**3**	17
Other benefits and payments			**1**	1
Separation payment			**15**	2
Total directors' remuneration			**25**	27
Paid by subsidiaries			**(22)**	(25)
			3	2

The remuneration of executive directors is determined by the remuneration committee having regard to comparable market information. In the case of non-executive directors, retainers and fees are approved by the shareholders. Further information regarding the remuneration of individual directors is set out in the remuneration report on pages 82 to 87.

Innovage Diversity (Proprietary) Limited, a company wholly owned by Mr D M Mashabela, a non-executive director of the company, received fees for marketing consulting amounting to R154 280 from the company (2006: R10 000) and R196 800 from BDFM Publishers (2006: nil). A final R61 000 was paid by the company to Innovage Diversity in April 2007.

	Group		Company	
	2007 Rm	2006 Rm	**2007 Rm**	2006 Rm
40. RELATED PARTY TRANSACTIONS (continued)				
Other related party transactions				
Transactions between the company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.				
Transactions between the group and its associates and joint ventures were concluded at arm's length and include:				
Goods sold and services rendered				
• Electronic Media Network Limited	**10**	5		
• Caxton and CTP Publishers and Printers Group	**6**	5		
	16	10		
Goods purchased and services received				
• Caxton and CTP Publishers and Printers Group	**206**	153		
Year-end balances arising from goods sold/purchased and services rendered/received:				
Receivables				
• Electronic Media Network Limited	**1**	4		
• Caxton and CTP Publishers and Printers Group	**1**	1		
	2	5		
Payables				
• Caxton and CTP Publishers and Printers Group	**20**	10		
41. JOINT VENTURES				
Electronic Media Network Limited	**38,6**	38,6	**38,6**	38,6
SuperSport International Holdings Limited	**38,6**	38,6	**38,6**	38,6
I-Net Bridge (Proprietary) Limited	**83,3**	83,3		
BDFM Publishers (Proprietary) Limited	**50,0**	50,0		
African Business Channel (Proprietary) Limited	**50,0**	50,0		
Northern Titles (Proprietary) Limited	**50,0**	50,0		
Nu Metro (Village Market) (Proprietary) Limited	**–**	50,0		

The following amounts are included in the group's financial statements as a result of proportionate consolidation of the joint ventures:

	Rm	Rm
Revenue	**1 642**	1 411
Profit from operations	**422**	285
Non-current assets	**251**	206
Current assets	**780**	598
Non-current liabilities	**(111)**	(139)
Current liabilities	**(579)**	(565)
Cash and cash equivalents	**176**	74
Contingent liabilities and commitments	**700**	597
Capital expenditure commitments	**–**	43

	Group 2007 Rm	Group 2006 Rm	Company 2007 Rm	Company 2006 Rm
42. SHARE-BASED PAYMENTS				
During the year, the following was charged to the income statement	157	136	–	–
Cash-settled incentives	155	136	–	–
Equity-settled incentives	2	–	–	–
Share-based payments liabilities in respect of cash-settled incentives	305	192	–	–
Non-current	190	122	–	–
Current	115	70	–	–
Equity: share-based incentives outstanding in respect of equity-settled incentives	2	–	–	–
Total intrinsic value of liabilities in respect of vested share-based incentives	112	31	–	–

The group's share-based incentives include both cash-settled and equity-settled incentives.

Cash-settled incentives

The cash-settled incentives have been valued by Alexander Forbes Financial Services using a model which they have developed. The model is a stochastic model, based on the standard binomial options pricing model (which is mathematically consistent with the Black-Scholes model) but which allows for the particular features of employee share incentives to be realistically modelled.

The expected incentive life is estimated to be the vesting period plus one year. For vested incentives, the expected incentive life is one year.

The share price is Johncom's share price, and, where applicable, MTN Group's share price as at each reporting date.

The risk-free interest rate used is that of the implied yield on a South African zero-coupon government bond issued for the appropriate expected lifetime of the option, as provided by the Bond Exchange of South Africa.

The volatility was determined with reference to an annualised standard deviation of the continuously compounded rates of return of the shares, taking into account the historical volatility of the share prices over the most recent period that is generally commensurate with the expected terms of the options, as well as the tendency of the volatility to revert to its mean.

The dividend yield used is a two-year moving average of the dividend yield at each grant date.

A forfeiture rate of 5% per annum compound during the vesting period has been assumed in respect of employee turnover.

Exercise behaviour assumed the following:
- ⅓ of scheme participants exercise their incentives when they are 20% "in-the-money" (i.e. the share price is equal to 120% of the allocation price);
- ⅓ of scheme participants exercise their incentives when they are 50% "in-the-money" (i.e. the share price is equal to 150% of the allocation price); and
- the remaining ⅓ of scheme participants exercise their incentives at the theoretically optimal time.

Equity-settled incentives

The equity-settled incentives were also valued by Alexander Forbes Financial Services in the manner as described above in respect of the cash-settled incentives, except for the following differences:
- the share price used is Johncom's closing share price at grant date;
- the expected lives of the incentives granted under the Long Term Incentive Plan (LTIP) and the Deferred Bonus Plan (DBP) have been estimated to be the vesting period as the incentives are exercised on vesting; and
- exercise behaviour for the LTIP assumes exercise on vesting.

Further details regarding share-based incentives are included in Annexure 4 on page 81.

43. COMPARATIVES

The following comparative information has been restated to account for the elimination of sales between M-Net and SuperSport.

Group	Revenue Rm	Cost of sales Rm
As reported in prior year	4 651	2 819
Less: Sales between M-Net and SuperSport	(56)	(56)
As reported in current year	4 595	2 763

The restatement has no effect on the group's profits.

Annexure 1

Subsidiary	Principal activity	Country of incorporation	Issued ordinary share capital	Interest in issued ordinary share capital		Carrying amount of interest			
						Shares		Loans	
			Rm	**2007** %	2006 %	**2007** Rm	2006 Rm	**2007** Rm	2006 Rm
Unlisted									
Johncom Media Investments Ltd	Newspaper, magazine and digital publishing and distribution	South Africa	*	**100,0**	100,0	*	*	**53**	188
Johnnic Book Retail Ltd	Book retail and cinemas	South Africa	*	**100,0**	100,0	**133**	133	**–**	–
New Holland Publishing (Pty) Ltd	Books and maps publishing and distribution	South Africa	*	**100,0**	100,0	**70**	70	**3**	10
Johnnic Entertainment Holdings Ltd	Investment holding	South Africa	4	**100,0**	100,0	**213**	113	**(1)**	(1)
Johnnic Communications Africa (Pty) Ltd	Media and entertainment	South Africa	*	**100,0**	100,0	*	*	**–**	–
Gallo Africa Ltd	Music production and distribution	South Africa	13	**100,0**	100,0	*	*	**161**	128
Johnnic Communications Management Services (Pty) Ltd	Management services	South Africa	*	**100,0**	100,0	*	*	**25**	36
Advowson Investments (Pty) Ltd	Investment holding	South Africa	*	**100,0**	100,0	**2**	2	**152**	152
Johnnic Group Services (Pty) Ltd	Management services	South Africa	*	**100,0**	100,0	*	*	**–**	–
						418	318	**393**	513

**Less than R1 million*

Group interests in associates as at 31 March 2007

Annexure 2

Associate	Principal activity	Country of incorporation	Financial year end
Listed			
Caxton and CTP Publishers and Printers Ltd	Printing, publishing and packaging	South Africa	June
Unlisted			
Afmed (Pty) Ltd	Investment holding	South Africa	June
Allied Media Distributors (Pty) Ltd	Distribution of publications	South Africa	December
Allied Publishing Ltd	Distribution of publications	South Africa	December
Banner News Agency (Pty) Ltd	Property investment holding	South Africa	December
Caxton Ltd	Printing, publishing and packaging	South Africa	June
Exclusive Books Airport (Pty) Ltd	Book retail	South Africa	March
Random House (Pty) Ltd	Book publishing	South Africa	December
The Newspaper Printing Company	Printing	South Africa	December
Three Groups Cinemas (Pty) Ltd	Cinemas	South Africa	March
Trade Mark Television Productions (Pty) Ltd	Entertainment	South Africa	February
Warner Music Gallo Africa	Music	South Africa	December
Various professional sports teams	Sports	South Africa	

	Effective interest		Cost less amount written off		Loans		Share of post-acquisition reserves		Total	
	2007 %	2006 %	**2007 Rm**	2006 Rm	**2007 Rm**	2006 Rm	**2007 Rm**	2006 Rm	**2007 Rm**	2006 Rm
	37,8	37,4	**80**	80	**–**	–	**449**	401	**529**	481
	50,0	50,0	**3**	3	**–**	–	**353**	352	**356**	355
	30,0	30,0	**–**	–	**–**	–	**2**	1	**2**	1
	50,0	50,0	**1**	1	**–**	2	**1**	1	**2**	4
	28,6	28,6	**–**	–	**–**	–	**–**	–	**–**	–
	47,2	47,2	**5**	5	**–**	–	**131**	130	**136**	135
	40,0	40,0	**–**	–	**1**	2	**1**	–	**2**	2
	25,0	25,0	**–**	–	**–**	–	**7**	6	**7**	6
	35,0	35,0	**–**	–	**24**	24	**–**	–	**24**	24
	50,0	50,0	**–**	–	**1**	3	**5**	3	**6**	6
	30,0	30,0	**1**	1	**–**	–	**–**	–	**1**	1
	40,0	–	**–**	–	**–**	–	**1**	–	**1**	–
	various	various	**–**	–	**24**	20	**(2)**	(1)	**22**	19
			10	10	**50**	51	**499**	492	**559**	553
			90	90	**50**	51	**948**	893	**1 088**	1 034

Group attributable interests in associates

Annexure 3

	Caxton* Rm	Other Rm	Total 2007 Rm	Total 2006 Rm
BALANCE SHEET				
ASSETS AND LIABILITIES				
Tangible and intangible assets	635	31	**666**	566
Investments and long-term receivables	101	4	**105**	87
Current assets	743	70	**813**	803
Total assets	1 479	105	**1 584**	1 456
Long-term borrowings	–	45	**45**	48
Deferred taxation liabilities	71	–	**71**	57
Current liabilities	328	44	**372**	338
Total liabilities	399	89	**488**	443
Attributable net asset value	1 080	16	**1 096**	1 013
Indebtedness	–	50	**50**	51
Other	(59)	1	**(58)**	(30)
Book value	1 021	67	**1 088**	1 034
INCOME STATEMENT				
Revenue	1 386	260	**1 646**	1 438
Profit before taxation	288	12	**300**	258
Taxation	(87)	(4)	**(91)**	(74)
Profit for the year	201	8	**209**	184
Attributable to:				
Ordinary shareholders	198	8	**206**	182
Minority interest	3	–	**3**	2
	201	8	**209**	184

**Caxton and CTP Publishers and Printers Limited (unaudited), as at 31 December 2006.*

Annexure 4

Johnnic Communications share incentive schemes	Directors	Employees	2007 Total	Directors	Employees	2006 Total
Share incentives outstanding at 1 April	845 404	4 888 720	**5 734 124**	929 950	4 435 500	5 365 450
Re-allocation on appointment of director	–	–	**–**	44 140	(44 140)	–
Allocated	63 637	412 700	**476 337**	169 820	1 353 440	1 523 260
Lapsed	(377 414)	(192 714)	**(570 128)**	–	(239 018)	(239 018)
Relinquished*	–	(521 100)	**(521 100)**	(298 506)	(617 062)	(915 568)
Share incentives outstanding at 31 March	531 627	4 587 606	**5 119 233**	845 404	4 888 720	5 734 124

**Relates to incentives relinquished in favour of a cash bonus.*

Reconciliation of share incentives		Allocation price R	31 March 2007 Number	31 March 2006 Number
Grant date	**Expiry date**			
3 January 2000	2 January 2010	135,00	**36 500**	42 000
1 August 2000	31 July 2010	148,00	**–**	–
1 April 2001	31 March 2011	90,00	**200**	13 140
1 May 2002	30 April 2012	11,90	**914 696**	1 202 160
1 July 2003	30 June 2013	14,69	**1 235 026**	1 543 754
1 July 2004	30 June 2014	24,00	**1 150 416**	1 439 390
1 July 2005	30 June 2015	37,00	**1 319 930**	1 493 680
1 July 2006[1]	30 June 2013	55,78	**267 377**	–
1 July 2006[2]	1 July 2009	0,00	**178 350**	–
1 October 2006[3]	1 October 2009	0,00	**16 738**	–
			5 119 233	5 734 124

The incentives granted in 2000 and 2001 were fully vested at year end.

The incentives granted in 2002 to 2005 vest as follows:
20% – 2 years after allocation
a further 20% – 3 years after allocation
a further 20% – 4 years after allocation
the final 40% – 5 years after allocation.

The incentives granted in 2000 to 2005 are accounted for as cash-settled. They have no performance conditions.

Incentives granted in 2006 in terms of the Share Appreciation Rights Scheme (SARS) and Long Term Incentive Plan (LTIP) vest 100% on 1 July 2009, while the incentives granted in terms of the Deferred Bonus Plan (DBP) vest 100% on 1 October 2009.

The incentives granted in 2006 are accounted for as equity-settled.

- The SARS provides for a performance condition related to the increase in Johncom's headline earnings per ordinary share over the three-year performance period (which runs from 1 April 2006 to 31 March 2009) relative to CPIX. If the performance condition is not met then re-testing is allowed after the fourth year with the threshold of the performance condition being raised. Similar re-testing is allowed after the fifth year. If the performance condition is not met after the fifth year, then the incentives lapse.
- The LTIP provides for a performance condition related to Johncom's total shareholder return (TSR) over the three-year performance period (which runs from 1 April 2006 to 31 March 2009), relative to the TSR of the FTSE/JSE industrial index. If the performance condition is not met, then the incentives lapse.
- The DBP has no performance condition.

[1] *Share Appreciation Rights Scheme*
[2] *Long Term Incentive Plan*
[3] *Deferred Bonus Plan*

The key responsibilities of the remuneration committee, in respect of the year ended 31 March 2007, were to:

- determine the company's remuneration philosophy and policy for executive directors and senior management, with remuneration agreed after reviews against industry surveys and performance;
- determine a suitable performance appraisal system for executive directors and senior management;
- review and recommend suitable share incentive schemes for executive directors and senior management;
- recommend non-executive directors' fees to the board for approval by shareholders, with the responsibilities and fees at both board and committee levels benchmarked against the market; and
- recommend and implement evaluation processes for the directors, the board and board committees.

The group chief executive officer, the acting group chief executive officer and the deputy group chief executive officer attended meetings of this committee and recused themselves during discussions and decisions regarding their own remuneration and benefits. Other members of executive management were invited as required.

In addition to recommending salary increases, bonuses and share incentive allocations, the remuneration committee reviewed and interrogated the objectives for executive directors and senior management and finalised the implementation of the three new share incentive schemes.

The remuneration committee was combined with the nominations committee on 1 April 2007 to form a new committee, the remuneration and nominations committee.

The current remuneration for executive directors and senior management is competitive and aimed at attracting, retaining and rewarding executives for the skills and experience that they use to direct and manage the group's local and international activities. Remuneration is reviewed annually with reference to industry and general surveys and the individual performance of directors and senior management against their pre-determined objectives.

There are three components to executive remuneration. The guaranteed portion of remuneration comprises annual salary and benefits. Variable remuneration consists of a performance bonus linked to financial and operational objectives which are set and agreed upon at the beginning of the financial year. The financial and operational weightings reflect both group and individual objectives. These bonuses are based on the scope of responsibility and individual contributions made. The long-term performance component comprises various share incentive schemes designed to reward executives for achieving sustained earnings growth and to promote a retention strategy.

The new share incentive schemes introduced during the year are intended to align management and shareholder interests in that performance conditions governing the vesting of the scheme instruments are related to earnings growth and total shareholder return.

Non-executive directors are not eligible to participate in any of the company's share incentive arrangements. Their fees consist of a retainer and an attendance fee for board and committee meetings.

The group chief executive officer has a three-year fixed-term service contract which can be renewed, while the chief financial officer's terms of employment do not include a notice period in excess of twelve months.

Attendance at remuneration committee meetings:

Name	20.06.06	27.06.06#	05.07.06	07.09.06	23.03.07
C B Brayshaw (chairperson)	P	P	A	P	P
T R A Oliphant	P	P	P	P	P
M E Ramano	P	P	P	P	P
T A Wixley	P	P	A	P	P

P – Present

A – Apologies

 # - Continuation meeting

EXECUTIVE DIRECTORS' EMOLUMENTS

2007

Director	Salary R'000	Retire-ment and medical benefits R'000	Other benefits[1] R'000	Incentive bonus[2] R'000	Sub-total R'000	Share options relin-quished R'000	Separation payment R'000	Total R'000
H Benatar	**893**	**111**		**720**	**1 724**			**1 724**
P C Desai	**1 740**	**243**	**115**	**2 376**	**4 474**			**4 474**
P M Jenkins				**500**	**500**			**500**
A C G Molusi	**628**	**80**	**51**		**759**		**15 000**	**15 759**
	3 261	**434**	**166**	**3 596**	**7 457**		**15 000**	**22 457**

2006

Director	Salary R'000	Retire-ment and medical benefits R'000	Other benefits[1] R'000	Incentive bonus[2] R'000	Sub-total R'000	Share options relin-quished R'000	Separation payment R'000	Total R'000
H Benatar	835	100		313	1 248			1 248
P C Desai	1 632	233	117	2 007	3 989			3 989
N Jacobsohn				548	548			548
P M Jenkins	647	132	54	1 003	1 836	8 019	2 122	11 977
A C G Molusi	1 773	221	158	2 381	4 533	3 071		7 604
	4 887	686	329	6 252	12 154	11 090	2 122	25 366

[1] *Includes travel allowances*
[2] *Earned in respect of prior year*

Executive directors do not receive fees as directors.

NON-EXECUTIVE DIRECTORS' FEES

Non-executive directors' fees comprised a retainer and an attendance fee for board and committee meetings. The 2007 fees were approved by shareholders at the annual general meeting held on 21 September 2006.

	2007		2006	
	Chairperson R	Non-executive directors R	Chairperson R	Non-executive directors R
Board				
Annual retainer	**150 000**	**62 000**	75 000	31 000
Attendance fee	**15 000**	**10 000**	7 500	5 000
Audit committee				
Annual retainer	**58 000**	**40 000**	29 000	20 000
Attendance fee	**10 000**	**8 000**	5 000	4 000
Remuneration committee				
Annual retainer	**50 000**	**30 000**	25 000	15 000
Attendance fee	**8 000**	**7 000**	4 000	3 400
Investment and restructuring committee				
Annual retainer	**50 000**	**30 000**	25 000	15 000
Attendance fee	**8 000**	**7 000**	4 000	3 400
Nominations committee				
Annual retainer	**25 000**	**15 000**	25 000	15 000
Attendance fee	**4 000**	**3 400**	4 000	3 400
Restructuring oversight committee				
Annual retainer	**50 000**	**30 000**	29 000	20 000
Attendance fee	**8 000**	**7 000**	5 000	4 000

NON-EXECUTIVE DIRECTORS' FEES (continued)

2007

Director	Directors' fees R'000	Special services fees R'000	Total R'000
M E Ramano	603	130	**733**
M D Brand	123		**123**
C B Brayshaw	373		**373**
P M Jenkins	307		**307**
D M Mashabela	459		**459**
W S Moutloatse	317		**317**
T R A Oliphant	250		**250**
K C Ramon	78		**78**
F J van der Merwe	101		**101**
T A Wixley	508		**508**
	3 119	130	**3 249**

2006

Director	Directors' fees R'000	Special services fees R'000	Total R'000
M E Ramano	292	122	**414**
C B Brayshaw	205		**205**
P M Jenkins	54		**54**
D M Mashabela	305		**305**
W S Moutloatse	197		**197**
T R A Oliphant	110		**110**
K C Ramon*	128		**128**
T A Wixley	359		**359**
	1 650	122	**1 772**

**These fees were paid to Johnnic Holdings Limited.*

EXECUTIVE DIRECTORS' EQUITY COMPENSATION BENEFITS

JOHNNIC COMMUNICATIONS SHARE INCENTIVE SCHEMES

2007 Director	Balance of share incentives at 1 April 2006	Number of share incentives allocated during the year	Date of allocation	Number of share incentives lapsed during the year	Balance of share incentives at 31 March 2007	Number of share incentives	Allocation price (R)	Vesting date
P C Desai	408 270	45 643			453 913	3 750	135,00	3 Jan 2003
						6 250	135,00	3 Jan 2004
						20 000	11,90	1 May 2004
						20 000	11,90	1 May 2005
						20 000	11,90	1 May 2006
						40 000	11,90	1 May 2007
						22 424	14,69	1 July 2005
						22 424	14,69	1 July 2006
						22 424	14,69	1 July 2007
						44 848	14,69	1 July 2008
						21 820	24,00	1 July 2006
						21 820	24,00	1 July 2007
						21 820	24,00	1 July 2008
						43 640	24,00	1 July 2009
						15 410	37,00	1 July 2007
						15 410	37,00	1 July 2008
						15 410	37,00	1 July 2009
						30 820	37,00	1 July 2010
			1 July 2006[1]			18 810	55,78	1 July 2009
			1 July 2006[2]			18 810	0,00	1 July 2009
			1 Oct 2006[3]			8 023	0,00	1 Oct 2009
H Benatar	59 720	17 994			77 714	4 652	14,69	1 July 2005
						4 652	14,69	1 July 2006
						4 652	14,69	1 July 2007
						9 304	14,69	1 July 2008
						4 176	24,00	1 July 2006
						4 176	24,00	1 July 2007
						4 176	24,00	1 July 2008
						8 352	24,00	1 July 2009
						3 116	37,00	1 July 2007
						3 116	37,00	1 July 2008
						3 116	37,00	1 July 2009
						6 232	37,00	1 July 2010
			1 July 2006[1]			8 997	55,78	1 July 2009
			1 July 2006[2]			8 997	0,00	1 July 2009
A C G Molusi	377 414			377 414	–			
	845 404	63 637		377 414	531 627			

The share incentives allocated at R135,00 were allocated prior to the unbundling of MTN Group Limited. Accordingly, each of these incentives qualifies for 5,3 MTN Group Limited shares and one Johnnic Communications Limited share at the allocation price.

[1] *Share Appreciation Rights Scheme*
[2] *Long Term Incentive Plan*
[3] *Deferred Bonus Plan*

EXECUTIVE DIRECTORS' EQUITY COMPENSATION BENEFITS (continued)

JOHNNIC COMMUNICATIONS SHARE INCENTIVE SCHEMES (continued)

2006 Director	Balance of share incentives at 1 April 2005	Number of share incentives allocated during the year	Date of allocation	Number of share incentives relinquished during the year	Balance of share incentives at 31 March 2006	Number of share incentives	Allocation price (R)	Vesting date
A C G Molusi	353 480	77 190		53 256	377 414	12 400	90,00	1 April 2006
						20 000	11,90	1 May 2006
						40 000	11,90	1 May 2007
						26 956	14,69	1 July 2006
						26 956	14,69	1 July 2007
						53 912	14,69	1 July 2008
						24 000	24,00	1 July 2006
						24 000	24,00	1 July 2007
						24 000	24,00	1 July 2008
						48 000	24,00	1 July 2009
			1 July 2005			15 438	37,00	1 July 2007
			1 July 2005			15 438	37,00	1 July 2008
			1 July 2005			15 438	37,00	1 July 2009
			1 July 2005			30 876	37,00	1 July 2010
P C Desai	331 220	77 050			408 270	3 750	135,00	3 Jan 2003
						6 250	135,00	3 Jan 2004
						20 000	11,90	1 May 2004
						20 000	11,90	1 May 2005
						20 000	11,90	1 May 2006
						40 000	11,90	1 May 2007
						22 424	14,69	1 July 2005
						22 424	14,69	1 July 2006
						22 424	14,69	1 July 2007
						44 848	14,69	1 July 2008
						21 820	24,00	1 July 2006
						21 820	24,00	1 July 2007
						21 820	24,00	1 July 2008
						43 640	24,00	1 July 2009
			1 July 2005			15 410	37,00	1 July 2007
			1 July 2005			15 410	37,00	1 July 2008
			1 July 2005			15 410	37,00	1 July 2009
			1 July 2005			30 820	37,00	1 July 2010
H Benatar	44 140	15 580			59 720	4 652	14,69	1 July 2005
						4 652	14,69	1 July 2006
						4 652	14,69	1 July 2007
						9 304	14,69	1 July 2008
						4 176	24,00	1 July 2006
						4 176	24,00	1 July 2007
						4 176	24,00	1 July 2008
						8 352	24,00	1 July 2009
			1 July 2005			3 116	37,00	1 July 2007
			1 July 2005			3 116	37,00	1 July 2008
			1 July 2005			3 116	37,00	1 July 2009
			1 July 2005			6 232	37,00	1 July 2010
P M Jenkins	245 250			245 250	–			
	974 090	169 820		298 506	845 404			

The share incentives allocated at prices of R135,00 and R90,00 were allocated prior to the unbundling of MTN Group Limited. Accordingly, each of these incentives qualifies for 5,3 MTN Group Limited shares and one Johnnic Communications Limited share at the allocation price.

Mr Molusi relinquished 53 256 share incentives for a cash bonus of R3 071 466. Mr Jenkins relinquished 245 250 share incentives on termination of his employment as an executive director for a cash bonus of R8 019 000. The cash bonuses paid were equal in value to the gain if the share incentives were exercised.

Further details regarding the share incentive schemes are set out in Annexure 4 on page 81.

JOHNNIC COMMUNICATIONS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
("Johncom" or "the company")
Share code: JCM ISIN: ZAE000024584

Notice is hereby given that the annual general meeting of shareholders of the company will be held in the auditorium, ground floor, Johncom House, 4 Biermann Avenue, Rosebank, Johannesburg on Thursday, 20 September 2007 at 10:00 for the purpose of considering and, if deemed fit, passing, with or without modification, the following resolutions:

1. to receive, consider and adopt the annual financial statements of the company and the group for the year ended 31 March 2007, together with the directors' and independent auditors' reports;

2. to re-elect, by separate resolutions, Mr D M Mashabela who retires by rotation in accordance with the company's articles of association. He is eligible and available for re-election. In addition, Ms L M Machaba-Abiodun, and Messrs M D Brand and F J van der Merwe, newly appointed directors, will retire and are available for re-election.

   Brief biographies of these directors appear on pages 7 to 9 of the annual report;

3. to re-appoint Deloitte & Touche as independent auditors of the company; and

   as special business, to consider and, if deemed fit, pass, with or without modification, the following resolutions:

4. **Special resolution number 1**
   "**Resolved that** the company approves, as a general approval contemplated in sections 85 and 89 of the Companies Act, 61 of 1973, as amended (the Act), the acquisition by the company (or by a subsidiary of the company) of ordinary shares issued by the company on such terms and conditions and in such amounts as the directors of the company may decide, but subject always to the provisions of the Act and the Listings Requirements of the JSE Limited (JSE), which general approval shall endure until the forthcoming annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting), provided that it shall not extend beyond 15 months from the date of registration of this special resolution, subject to the following limitations:

   - the repurchase of securities is implemented through the order book of the JSE trading system, without any prior understanding or arrangement between the company and the counter-party;
   - the company is authorised thereto by its articles of association;
   - the general repurchase by the company is limited to a maximum of 20% in aggregate of the company's issued share capital in any one financial year;
   - the general repurchase by the subsidiaries of the company is limited to a maximum of 10% in aggregate of the company's issued share capital in any one financial year;
   - the repurchase is not made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was effected;
   - the repurchase does not take place during a prohibited period as defined in paragraph 3.67 of the JSE Listings Requirements;
   - the company publishes an announcement after it or its subsidiaries have cumulatively acquired 3% of the number of ordinary shares in issue at the time that the shareholders' authority for the purchase is granted and for each 3% in aggregate of the initial number acquired thereafter;
   - the company and the group are in a position to repay their debts in the ordinary course of business during the following year;
   - the assets of the company and the group, fairly valued in accordance with International Financial Reporting Standards, are in excess of the liabilities of the company and the group during the following year;
   - the ordinary share capital and reserves of the company and the group are adequate for the next twelve months;
   - the available working capital is adequate to continue the operations of the company and the group during the following year;
   - upon entering the market to proceed with the repurchase, the company's sponsor has complied with its responsibilities contained in schedule 25 of the JSE Listings Requirements;
   - the company remains in compliance with paragraphs 3.37 to 3.41 of the JSE Listings Requirements concerning shareholder spread after such repurchase; and
   - the company appoints only one agent to effect any repurchases on its behalf."

The reason for and effect of special resolution number 1 is to authorise the company and its subsidiaries, by way of general approval, to acquire its own issued ordinary shares, on terms and conditions and in amounts to be determined by the directors of the company, subject to certain statutory provisions, the JSE Listings Requirements and the limitations set out above.

Directors' statement regarding the utilisation of the authority sought
The board of directors of the company (the board) has no immediate intention to use this authority to purchase the ordinary shares of the company. However, the board is of the opinion that this authority should be in place should it be appropriate to undertake a share repurchase during the currency of the authority.

Other disclosure in terms of the JSE Listings Requirements

The following additional information, some of which may appear elsewhere in the annual report of which this notice forms part, is provided in terms of the JSE Listings Requirements for purposes of this general authority:

- Directors – pages 6 to 9;
- Major beneficial shareholders – page 37;
- Directors' interests in ordinary shares – page 38; and
- Share capital of the company – page 62.

Litigation statement

The directors of the company whose names appear on pages 6 to 9 of the annual report of which this notice forms part are not aware of any legal or arbitration proceedings, including proceedings which are pending or threatened, which may have or had in the recent past (being at least the previous 12 months) a material effect on the group's financial position.

Directors' responsibility statement

The directors whose names appear on pages 6 to 9 of the annual report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to special resolution number 1 and certify that, to the best of their knowledge and belief, there are no facts which have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the special resolution contains all information relevant to special resolution number 1.

Material changes

Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries since the date of signature of the audit report and up to the date of this notice.

5. Ordinary resolution number 1

"**Resolved that** the remuneration of the non-executive directors serving on the human resources and transformation committee will be as set out below with effect from 1 April 2007:

Chairperson	
Annual retainer	R50 000
Attendance fee per meeting	R8 000
Member	
Annual retainer	R30 000
Attendance fee per meeting	R7 000"

6. Ordinary resolution number 2

"**Resolved that** the chairperson's annual retainer incorporates his special services fees of R130 000, and is accordingly increased to R280 000 with effect from 1 April 2007."

7. Ordinary resolution number 3

"**Resolved that** any director of the company or the company secretary be and is hereby authorised to take all actions necessary and sign all required documents issued by the company to give effect to special resolution number 1 and ordinary resolutions numbers 1 and 2."

Voting and proxies

A shareholder of the company entitled to attend, speak and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. The proxy need not be a shareholder of the company. A form of proxy is enclosed for the convenience of any certificated and own-name registered dematerialised shareholder who cannot attend the annual general meeting but who wishes to be represented thereat.

On a show of hands, every shareholder of the company present in person or represented by proxy shall have one vote only. On a poll, every shareholder of the company present in person or represented by proxy shall have one vote for every share held in the company by such shareholder.

Forms of proxy may also be obtained on request from the company's registered office. The completed forms of proxy must be deposited at, posted to or faxed to the registrars at the address below, to be received by the registrars no later than 10:00 on Tuesday, 18 September 2007. Any member who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the annual general meeting should the member subsequently decide to do so.

Shareholders, other than own-name registered dematerialised shareholders, who have dematerialised their shares through a central securities depository participant (CSDP) or broker, who wish to attend the annual general meeting, must request their CSDP or broker to issue them with a letter of representation.

Should shareholders who have dematerialised their shares wish to vote by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between themselves and their CSDP or broker, in the manner, and within the cut-off time, as stipulated in the custody agreement.

By order of the board

J R Matisonn
Company secretary

28 August 2007

Registered office
Johncom House
4 Biermann Avenue
Rosebank, 2196
Johannesburg
PO Box 1746
Saxonwold, 2132

Registrars
Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

Administration

Directorate
M E Ramano (chairperson)
P C Desai* (group chief executive officer)
H Benatar*
M D Brand
C B Brayshaw
L M Machaba-Abiodun
D M Mashabela
W S Moutloatse
T R A Oliphant
F J van der Merwe
T A Wixley

**Executive*

Company secretary and registered office
J R Matisonn
Johncom House
4 Biermann Avenue
Rosebank, 2196
Johannesburg
PO Box 1746
Saxonwold, 2132

Contact details
Telephone: +27 11 280 3000
Fax: +27 11 280 5099
Internet: http://www.johncom.co.za

American Depositary Receipt (ADR) Program
CUSIP No: 47805P102
ADR to ordinary share: 1:1

Company registration number
1889/000352/06

Legal advisers
Werksmans Inc
155 5th Street
Sandown, 2196
Sandton
Private Bag 10015
Sandton, 2146

Sponsor
Nedbank Capital
A division of Nedbank Limited
3rd Floor Block F
Corporate Place
135 Rivonia Road
Sandown, 2196
Sandton
PO Box 1144
Johannesburg, 2000

Registrars
Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

Share care line
Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
PO Box 62212
Marshalltown, 2107
Telephone:
National 0861 100 917
International +27 11 870 8224

Auditors
Deloitte & Touche
Deloitte Place
The Woodlands Office Park
20 Woodlands Drive
Woodmead, Sandton
Private Bag X6
Gallo Manor, 2052

Shareholders' diary

Financial year-end		**31 March 2007**
Interim results	Announced	22 November 2006
Year-end results	Announced	21 June 2007
Annual report	Posted	28 August 2007
Annual general meeting		20 September 2007

Dates subject to alteration

Form of proxy (for use by certificated and own-name registered dematerialised shareholders only)

JOHNNIC COMMUNICATIONS LIMITED (the company)
(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
Share code: JCM ISIN: ZAE000024584

For the annual general meeting on Thursday, 20 September 2007

A shareholder of the company entitled to attend, speak and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead.

I/We ______________________ (name in block letters) of (address ______________________

______________________) being a shareholder(s) of the company,

and entitled to ________ votes, do hereby appoint ______________ of ______________
or failing him/her, the chairperson of the meeting, as my/our proxy to represent me/us at the annual general meeting to be held in the auditorium, ground floor, Johncom House, 4 Biermann Avenue, Rosebank, Johannesburg on Thursday, 20 September 2007 at 10:00 to vote in favour, against or to abstain from voting on:

	In favour	Against	Abstain
1. The adoption of the company and group annual financial statements for the year ended 31 March 2007			
2. The re-election, by separate resolutions, of each of the following directors:			
2.1 D M Mashabela			
2.2 L M Machaba-Abiodun			
2.3 M D Brand			
2.4 F J van der Merwe			
3. The re-appointment of the independent auditors of the company			
4. **Special resolution number 1:** General authority to buy back shares			
5. **Ordinary resolution number 1:** Approval of remuneration of non-executive directors serving on the human resources and transformation committee			
6. **Ordinary resolution number 2:** Approval of chairperson's annual retainer			
7. **Ordinary resolution number 3:** Authority to sign all necessary documents			

Signed at ______________________ on ______________________ 2007

Signature of shareholder(s) ______________________

Assisted by (where applicable) ______________________

Note:
1. Mark with an "X" whichever is applicable. Unless otherwise directed, the proxy will vote as he/she thinks fit.
2. If this proxy form is signed under power of attorney, such power of attorney, unless previously registered with the company, must accompany it, failing which the proxy form cannot be used at the meeting.
3. This proxy form must be signed, dated and returned to reach the company's registrars, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg; PO Box 61051, Marshalltown, 2107 no later than 10:00 on Tuesday, 18 September 2007.

Notes to the form of proxy

EXPLANATORY NOTES

1. The deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by the signatory(ies).

2. Shareholders who have dematerialised their shares and wish to attend the annual general meeting must contact their central securities depository participant (CSDP) or broker who will provide them with the necessary authority to attend the annual general meeting, or they may instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and the CSDP or broker. However, those shareholders who are recorded in the sub-register in electronic format in their own name are entitled to complete the proxy form.

3. The chairperson of the meeting will be entitled to decline to accept the authority of a person signing the proxy form under a power of attorney or on behalf of a company unless that person's power of attorney is deposited at the offices of the company's registrars no later than 10:00 on Tuesday, 18 September 2007.

4. If two or more proxies attend the meeting, then the person attending the meeting whose name appears first on the proxy form and whose name is not deleted, will be regarded as the validly appointed proxy.

5. Where there are joint holders of shares, any one holder may sign the form of proxy. In the case of joint shareholders, the senior shareholder who tenders a vote will be accepted to the exclusion of other joint holders. Seniority will be determined by the order in which names stand in the register of shareholders.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the company's registrars or waived by the chairperson of the annual general meeting.

7. The completion and lodging of this form of proxy will not preclude the shareholder who grants this proxy from attending the meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

8. A company or any other body corporate wishing to vote on a show of hands should ensure that the resolution required by section 188 of the South African Companies Act, 61 of 1973, as amended (the Act), to authorise a representative to vote is passed by its directors or other governing body. Resolutions authorising representatives in terms of section 188 of the Act must be received by the registrars no later than 10:00 on Tuesday, 18 September 2007.

johnnic
communications

Media
- Sunday Times
- The Times
- Sowetan
- SundayWorld
- The Herald
- Daily Dispatch
- WeekendPost
- BusinessDay
- FM
- Home Owner
- Longevity
- ELLE
- SoccerLife
- Summit
- I-Net Bridge
- Career Junction — Your future starts here.

Entertainment
- Nu Metro Theatres
- Nu Metro Home Entertainment
- Nu Metro Interactive
- Nu Metro Film Distribution
- Popcorn Cinema Advertising Sales

Retail
- Exclusive Books
- Africa
- media store

Books and Maps
- New Holland
- MapStudio
- Struik
- Struik Christian Books — Changing Lives
- Zebra
- Oshun
- Two Dogs
- Afrika
- Entertainment Logistics Services
- mapit
- Lovell Johns

Music and Manufacturing
- Gallo Music Group
- Gallo Record Company
- Gallo Music Publishers
- Studios
- CDT Compact Disc Technologies

Joint Ventures and Associates
- mnet — We call it Magic
- SuperSport
- The Caxton and CTP Group

BASTION GRAPHICS

www.johncom.co.za





Johnnic Communications Limited (Johncom) Incorporated in the Republic of South Africa
Johncom House, 4 Biermann Avenue, Rosebank, 2196, Johannesburg
PO Box 1746, Saxonwold, 2132, Gauteng
Tel: +27 11 280 3000 Fax: +27 11 280 5099
E-mail: matisonnj@johncom.co.za

johnnic

END